Form 20-F
period 2025-12-31
DAVION HEALTHCARE PLC
filed 2026-04-30
CIK 2039072

Table of Contents

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

☐      REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

☐      SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number:   001-42981

DAVION HEALTHCARE PLC

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Republic of Ireland

(Jurisdiction of incorporation or organization)

The Cube Building, Monahan Road,

Cork, T12 H1XY, Ireland

Telephone: +353 21 212 9330
(Address of principal executive offices)

David E. Price

3 Bethesda Metro Center

Suite 700

Bethesda

MD 20814

202 536 5191

(Address, including zip code, and telephone number, including area code, of agent for service)

Transfer Agent and Registrar in the United States:

VStock Transfer LLC, 18 Lafayette Place, Woodmere, NY 11598, USA

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares	DAVI	NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:

25,000,000 Ordinary Shares

(as of December 31, 2025)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

i

ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

As used herein, references to “we”, “us”, “Davion Healthcare Plc” or the “Group” in this Annual Report on Form 20-F (the “Annual Report”) shall mean Davion Healthcare Plc and its subsidiaries. References to the “Company” in this Annual Report shall mean Davion Healthcare Plc, the parent Company and its consolidated subsidiaries. Our consolidated financial statements appearing in this Annual Report are prepared in accordance with International Financial Reporting Standards (“IFRS”) both as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union (“EU”). The IFRS standards applied are those effective for accounting periods beginning January 1, 2025. Consolidated financial statements are required by Irish law to comply with IFRS as adopted by the EU which differ in certain respects from IFRS as issued by the IASB. These differences predominantly relate to the timing of adoption of new standards by the EU. However, as none of the differences are relevant in the context of Davion Healthcare Plc, the consolidated financial statements for the periods presented comply with IFRS both as issued by the IASB and as adopted by the EU. We present our consolidated financial statements in Euro, except as otherwise stated. All references in this Annual Report to “Euro” or “€” are to European Union Euro and all references to “Dollars” and “$” are to US Dollars.

MARKET, INDUSTRY AND OTHER DATA

Unless otherwise indicated, information contained in this Annual Report concerning our industry and the markets in which we operate, including our competitive position and market opportunity, is based on information from our own management estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. Management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. Our management estimates have not been verified by any independent source, and we have not independently verified any third-party information. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in Item 3.D. “Risk Factors” below.

Statements made in this Annual Report concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms. If we filed any of these documents as an exhibit to this Annual Report, Readers are encouraged to review the complete document for a complete description of its terms, and the summary included herein is qualified by reference to the full text of the document which is incorporated by reference into this Annual Report.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains statements that constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are neither historical facts nor assurances of future performance. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties some of which are beyond our control and are made in light of information currently available to us.

Forward-looking statements may be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	the expected growth of our product sales or revenues generated from our licensee;

•	our expectations regarding demand for and market acceptance of our products and services;

•	our expectations regarding our relationships with licensees, contract manufacturers, component suppliers, third-party service providers, strategic partners and other stakeholders;

•	competition in our industry;

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Risk Factors,” “Business” and other sections in this Annual Report. Investors should read thoroughly this Annual Report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This Annual Report contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The industry and demand for our products may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of our Ordinary Shares. In addition, the rapidly evolving nature of the Class I medical industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. Investors should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this Annual Report relate only to events or information as of the date on which the statements are made in this Annual Report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. Investors should read this Annual Report and the documents that we have filed as exhibits hereto completely and with the understanding that our actual future results or performance may be materially different from what we expect.

2

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	Reserved

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

RISK FACTORS

Risks Related to Our Business and Operations

Our dependence on licensees exposes us to significant operational, financial, regulatory, and reputational risks.

Our license and warranty model relies on third parties to execute critical commercial and customer-facing functions, and any failure by a partner may materially impact our business. Our commercial strategy is based on granting regional or global licenses and delegating to these licensees substantial responsibility for manufacturing, marketing, distribution, sales support, customer service, and honoring product warranties. Because we do not directly control these activities, our business performance is dependent on their operational capabilities, financial strength, and strategic motivation. If a licensee does not perform effectively, our revenues, brand reputation, and regulatory compliance could suffer.

Global or regional licensee underperformance or default could abruptly restrict our market access and revenue streams.

In many cases, we may depend on a single licensee in a territory or even globally. Should that licensee experience financial distress, bankruptcy, management changes, loss of regulatory approval, or simply choose to withdraw from the market, we may have no immediate alternative route to market. Replacing such partners may take significant time due to regulatory approvals, onboarding, supply chain reconfiguration, and renegotiation of commercial arrangements. These delays could materially harm our ability to stabilize revenue and maintain market share.

Our risk exposure increases when licensees are responsible for warranty obligations and after-sales service.

Customers of our products will typically seek recourse from the licensee that sold or manufactured the product. If a licensee fails to properly administer warranty claims, provide replacement products, or deliver adequate post-sales support, consumer satisfaction may decline. Any lack of support perceived by customers can damage our brand and result in claims or complaints directed at us, even if the licensee is contractually responsible. Additionally, if a licensee becomes unable or unwilling to fulfill warranty obligations, we may be required to assume those liabilities ourselves, which could increase our costs and reduce profitability.

When a partner controls manufacturing, disruptions in their operations can directly translate to lost product availability.

Our licensees may rely on third-party component suppliers, logistics providers, and distributors. Instability anywhere in their supply chain could lead to stock shortages, inconsistent product quality, or delays in launch timelines. We may not be able to mitigate these impacts quickly, especially where tooling, technical know-how, or regulatory registration is tied to that licensee.

Exclusive licensee arrangement structures increase key-partner concentration risk.

Where we grant exclusive licenses across large geographic territories or product categories, the dependency risk intensifies. If that exclusive partner fails to meet commercial milestones, restricts product availability, or deprioritizes our product line in favor of competing offerings, we may be left with no practical alternative for commercializing our technology in that region for the duration of the exclusivity term.

We may be forced to assume direct responsibility for manufacturing, sales, distribution, or warranty services if a licensee fails to perform, which could require substantial time and resources and may not be successful.

If a licensee does not meet its obligations or withdraws from a market, or if market conditions change and we determine that continued reliance on third parties is no longer viable or commercially advantageous, we may need to transition one or more of our products to direct commercialization. This may include assuming responsibility for manufacturing, supply chain, sales force development, regulatory compliance, customer support, or warranty administration. We have limited internal experience, infrastructure, and personnel to carry out these functions at scale. Any such transition could result in significant additional cost, production delays, loss of market share, adverse regulatory findings, or reputational harm. There is no assurance that we would be able to successfully implement direct commercialization or achieve the level of market penetration, pricing, or performance that we currently expect licensees to deliver.

We could experience cost increases or disruptions in the supply of raw materials, such as liquid crystal and/or thermochromic inks and films used in BreastCheck.

BreastCheck is to be manufactured and distributed under license by NeuRX Health Inc., a U.S. registered company. NeuRX Health may incur significant costs in procuring the raw materials required to manufacture and assemble BreastCheck. Manufacturing of BreastCheck specifically for the North American market will take place in the USA, with all product components supplied by U.S. based providers to our licensed manufacturer NeuRX Health Inc. The prices of these materials fluctuate due to factors beyond the control of our licensee, including market conditions, global demand, currency fluctuations, tariffs, fuel shortages, and political or economic instability. Substantial increases in these costs could raise manufacturing and distribution expenses and reduce our royalty margins.

Our licensed manufacturers are dependent on their suppliers.

BreastCheck uses multiple parts sourced from numerous suppliers, some of which are limited or single-source. Any disruption in supply could temporarily halt production until alternative sources are qualified, which may not be achievable on acceptable terms or within a reasonable timeframe. Events such as supplier business failures, force majeure, regulatory changes, or other unforeseen factors could materially and adversely impact royalty revenues we expect to receive from NeuRX Health.

Our business and prospects depend significantly on our ability to build and maintain the BreastCheck brand.

Our future growth relies heavily on consumer awareness and acceptance of BreastCheck. We intend to pursue branding initiatives, including digital community engagement and ongoing awareness campaigns by our distributor. These efforts may not succeed and could require more costly traditional advertising channels. Negative publicity, unfavorable product reviews, or adverse social media commentary could harm consumer confidence and materially impact our business.

We are initially dependent on a limited number of products.

During our first year of commercialization, we expect to generate revenues primarily from BreastCheck and FootFlow. If we encounter delays in manufacturing, regulatory issues, adverse publicity, or lack of market acceptance of either product, our financial results could be materially and adversely affected.

Our 2025 financial results are not indicative of our expected future operating cost structure. We will incur increased costs as a result of becoming a public Company.

In 2025 our executive officers and directors have waived their right to their annual remuneration of €3.6 million, until such time that the Company is listed on Nasdaq and the Company has raised $5 million in capital. As such, our 2025 financial results are artificially low and are not indicative of our future on-going cost structure once the Company is listed. Additionally, compliance with SEC and Nasdaq requirements and higher costs to operate as a public Company will increase our expenses for legal, accounting, compliance, insurance, director and executive officer costs, stock compensation costs, amongst others.

Regulatory authorities may reclassify our products, which could increase costs and delay commercialization.

Our products are registered or eligible for registration as Class I medical devices. Regulators retain the discretion to reclassify devices into higher categories that require additional testing, data, or approvals. If any of our products were reclassified, we could incur significant costs, delays, or be unable to commercialize those products.

Our products are not diagnostic tests and may be misunderstood by consumers or healthcare professionals.

Our products are designed to provide early warning indicators and are not diagnostic. Consumers may misinterpret the results, fail to seek further medical evaluation, or rely on the tests as substitutes for clinical diagnosis. Misuse or misunderstanding of our products could result in adverse outcomes for consumers, reputational damage, and potential liability claims against us.

We have a limited operating history with no commercial sales.

Although we have completed development and achieved regulatory registration for certain products, we have not yet launched commercial sales. Investors have limited basis to evaluate our ability to successfully market and sell our products. Our failure to achieve commercial success in the early stages could impair our growth prospects and financial condition.

Our revenue may be adversely affected if our products are not accepted by consumers and healthcare professionals.

The commercial success of our products depends on market acceptance. Factors that may affect acceptance include consumer confidence in the reliability of the tests, recommendations from healthcare providers, pricing, competing products, and regulatory or media scrutiny. Failure to achieve broad acceptance would materially limit our revenue.

Our business depends substantially on the continuing efforts of our executive officers.

Our success depends on the continued service of our executive team. If one or more were to leave, we might not be able to replace them in a timely manner. Competition for qualified personnel is intense, and we have not obtained “key person” insurance. If our executives joined a competitor or founded a competing business, we could lose know-how, talent, and customer relationships.

Our future growth depends on demand for BreastCheck and consumer adoption.

Demand for BreastCheck is influenced by general economic, political, and social conditions, as well as product pricing, regulatory requirements, and consumer health awareness. Volatility in demand may lead to reduced sales, pricing pressure, and adverse effects on our financial results.

We may become subject to product liability claims.

Because BreastCheck is a health-related product, we face the risk of liability claims if it does not perform as expected. Any such claims, whether or not successful, could result in substantial monetary awards, damage to our reputation, negative publicity, and inhibited commercialization. Insurance coverage may be inadequate to cover all potential liabilities.

If we fail to manage our growth effectively, we may not be able to market and sell BreastCheck successfully.

As we expand our licensing model and product portfolio, we must scale our operations, infrastructure, and personnel. Failure to manage this growth effectively could materially and adversely affect our business and financial results.

If we fail to properly protect and store consumer medical records, we may be subject to significant liability, litigation and reputational harm.

Our products involve the generation, collection, and storage of first-party medical records created through test results. These records are classified as highly sensitive personal information, and their handling is subject to strict regulatory frameworks, including data protection and privacy laws in the jurisdictions in which we operate. The requirements of such regulations are complex, may differ across markets, and are continually evolving.

Any failure by us, or by third parties on whom we rely, to implement and maintain adequate systems to protect this information could result in unauthorized access, data loss, misuse, or cyberattack. A breach of security affecting medical records could expose us to significant liability, governmental investigations, civil penalties, private litigation, and reputational harm. Even the perception that our data security measures are inadequate could have a material adverse effect on our ability to attract and retain customers.

We are dependent on third party mobile platforms for our product to work. If we fail to comply with a third party’s platform requirements our product acceptance will be negatively impacted.

We depend on mobile applications that operate on Apple iOS and Google Android platforms to allow customers to capture images of their test results using mobile phone cameras and transmit those images to our servers for further analysis. These applications are critical to the customer experience, and any disruption in their availability or performance could materially and adversely affect adoption of our products.

Because our mobile applications must comply with the requirements and policies imposed by Apple and Google, we are exposed to risks outside our control. Changes to technical standards, developer policies, or distribution rules could impair the functionality of our applications, delay necessary updates, or prevent continued availability through the Apple App Store or Google Play Store. Additionally, defects, performance failures, or security vulnerabilities in our applications, whether real or perceived, could undermine user confidence, damage our reputation, and expose us to claims of product malfunction.

If we are unable to properly maintain our technology infrastructure and comply with evolving laws on artificial intelligence use in healthcare, our business will be materially and adversely impacted.

The performance of our products depends heavily on the reliability of our back-end server infrastructure and the application of artificial intelligence (“AI”) algorithms to analyze customer test results. These systems must operate accurately and consistently in order to produce meaningful outcomes. Failures in server capacity, outages, software errors, cybersecurity incidents, or flaws in our AI-based analysis could result in inaccurate or delayed results. Such outcomes may cause customers to lose confidence in our products and could expose us to regulatory enforcement, liability claims, and reputational damage.

Moreover, the regulatory environment for AI technologies remains uncertain and continues to evolve. New laws or guidance governing AI use in healthcare, data analysis, or medical devices could increase our compliance costs, impose new operational requirements, or restrict our ability to deploy AI in the manner we currently anticipate. If we are unable to maintain the accuracy, security, and compliance of our back-end infrastructure and AI systems, our business, financial condition, and results of operations could be materially and adversely affected.

Risks Related to Our Sales-and-Licensing Business Model

We depend significantly on third-party licensees for the commercialization of our products, and our success depends on their performance.

Our business model relies on entering into licensing and distribution agreements with third parties for the manufacturing, marketing, and sale of our medical devices. For example, we have entered into a global license agreement with NeuRX to manufacture and distribute our first product, BreastCheck. We do not have, and may never develop, our own large-scale sales force or internal manufacturing facilities. As a result, our financial performance will depend heavily on the efforts and capabilities of our licensees. If these partners do not devote sufficient resources, expertise, or priority to our products, our revenues and market adoption may be materially harmed.

If our licensees fail to achieve required regulatory approvals or comply with applicable laws, our commercialization efforts may be delayed or prevented.

Our partners are responsible for regulatory submissions, manufacturing compliance, quality control, adverse event reporting, and ongoing regulatory obligations in various jurisdictions. Any failure by a licensee to obtain necessary regulatory approvals or to maintain ongoing compliance may result in delayed product launches, inability to market products, product recalls, regulatory sanctions, reputational damage, and reduced revenue to us.

We have limited control over the sales, pricing, and marketing strategies of our licensees, and mismanagement could adversely impact our brand and revenues.

Our agreements generally grant partners discretion over commercial strategy, including marketing spend, product promotion, sales coverage, and pricing decisions. If a partner’s strategy is ineffective or inconsistent with our brand positioning or market expectations, product uptake may be hindered, and our reputation and business prospects could suffer.

Our license agreements may be terminated, and we may not secure alternative licensees in a timely manner, if at all.

Many of our agreements include termination rights for non-performance or other commercially customary reasons. If a licensee elects to discontinue a product line, shifts focus to competing priorities, or becomes financially distressed, we may experience significant delays while we seek replacement partners. Such delays could materially impact revenues and market penetration.

Our licensees may market or develop competing products, reducing their focus on our portfolio.

Some partners may sell or develop products that compete with ours, which may dilute their commercial commitment. Even where exclusivity applies, licensees may still allocate their resources toward more profitable or strategically important alternatives, impairing our ability to achieve expected revenue.

If our partners fail to meet minimum manufacturing or sales targets, we may not receive anticipated royalties or milestone payments.

We may rely on contractual minimums that do not guarantee actual performance. Failure to meet sales or production targets could result from inadequate resources, poor regulatory execution, limited market acceptance, supply chain issues, or general economic conditions. We may also be forced to renegotiate terms on less favorable conditions.

Disputes with partners could result in costly litigation or arbitration and disrupt commercialization.

Licensing arrangements may give rise to disagreements regarding milestone obligations, royalties, product quality, marketing commitments, and regulatory compliance. Resolving disputes can divert management attention, incur significant legal expenses, damage relationships, and interrupt supply or sales.

Our reliance on third parties creates confidentiality and intellectual property enforcement risks.

We must share proprietary information with our licensees. Despite contractual protections, we cannot ensure that partners will maintain confidentiality or refrain from misusing our intellectual property. Infringement or unauthorized use may reduce our competitive advantage and result in costly enforcement actions.

Failure by our licensees to maintain adequate product quality and supply may harm our reputation and commercial success.

We rely on partners to produce devices consistent with regulatory standards and our specifications. Variations in product quality, manufacturing delays, stock shortages, or product recalls attributable to partners could significantly harm the market perception of our technologies and materially reduce revenue.

Risks Related to Government Regulations

Failure to comply with U.S. federal and state healthcare privacy and data protection laws, including HIPAA, could result in significant liability and adversely affect our business.

Our online proprietary test portal collects, transmits, and maintains health-related and personal information from users in the United States. As the licensor and operator of the portal, we are responsible for compliance with applicable U.S. federal and state healthcare privacy and data protection laws, including the Health Insurance Portability and Accountability Act of 1996, as amended (“HIPAA”), and its implementing regulations.

HIPAA and related rules establish extensive privacy, security, and breach-notification obligations for “covered entities” and their “business associates” with respect to protected health information (“PHI”). To the extent our technology or services involve the creation, receipt, maintenance, or transmission of PHI, we may be deemed a business associate and required to implement and maintain robust administrative, technical, and physical safeguards to protect such data.  In addition, numerous U.S. states have enacted complementary or more stringent privacy and cybersecurity laws, some of which apply to consumer health information, biometric data, or other personally identifiable information, regardless of HIPAA status. Complying with these overlapping and evolving requirements may require significant resources and continuous updates to our policies, systems, and contractual arrangements with service providers.

Any failure, or perceived failure, by us or our third-party vendors to comply with HIPAA or applicable state privacy and security requirements could result in investigations, enforcement actions, substantial civil or criminal penalties, and mandatory corrective measures. A data breach or other security incident affecting information collected through our connected devices or portal could expose us to litigation, loss of customer confidence, and reputational harm.  Because we are in the early stages of commercialization and rely on digital connectivity for product performance and support, any such event could materially delay our ability to generate revenues, increase our compliance costs, or limit our ability to enter into commercial arrangements.

Although we plan to implement privacy and data-security policies designed to safeguard PHI and other personal data, and plan to conduct periodic risk assessments of our systems and vendors, no security measures are infallible. Cyberattacks, human error, or system vulnerabilities could result in unauthorized access to or loss of data. In addition, evolving interpretations of HIPAA or new state-level privacy laws may impose additional obligations or liabilities on us.  Any failure to comply with these requirements could result in regulatory sanctions, financial penalties, or operational disruptions, any of which could materially adversely affect our business, financial position, and results of operations.

Compliance by our licensees with U.S. FDA regulations applicable to Class 1 medical devices.

Because we rely on third-party licensees to manufacture and distribute our Class I medical devices in the United States, any failure by these licensees to comply with U.S. Food and Drug Administration (“FDA”) regulations could expose us to regulatory, commercial, or reputational risks.

The Company’s test portal and proprietary software platform are used to display, process, and transmit thermal imagery generated by the Company’s products. The Company does not believe that this software requires separate premarket regulatory clearance or approval as a standalone medical device in the United States, European Union, or Middle East, because it does not independently perform diagnostic decision-making or automated clinical interpretation and is used as a supporting visualization and data management tool, however, regulators may in the future determine that certain software functions constitute regulated Software as a Medical Device (SaMD).

We license certain of our technologies and product rights to third-party licensees that are responsible for manufacturing, labeling, and distributing the related medical devices in the United States. These products are regulated by the U.S. Food and Drug Administration (“FDA”) as Class I medical devices under the Federal Food, Drug and Cosmetic Act (the “FD&C Act”). Although such devices are generally considered low-risk and are subject primarily to the FDA’s “general controls,” including establishment registration, device listing, labeling, complaint handling, and medical device reporting obligations, our licensees are directly responsible for ensuring compliance with these requirements.

While our agreements typically require our licensees to comply with all applicable laws and regulations and to maintain appropriate quality systems, we do not control their day-to-day regulatory, manufacturing, or distribution activities. As a result, we depend on their continued regulatory compliance and cooperation with the FDA. If a licensee fails to comply with applicable FDA requirements—such as quality system regulations, labeling rules, or medical device reporting obligations—the FDA could take enforcement action against the licensee, including warning letters, product seizures, injunctions, or recalls. Even though we are not the registered manufacturer, such actions could adversely affect our brand, restrict product availability, or lead to claims against us as the technology owner or licensor.

Further, the FDA may determine that a product manufactured or marketed by a licensee requires a pre-market notification (510(k)) submission or other regulatory clearance. If the licensee is delayed or unable to obtain such clearance, commercialization of the affected product could be delayed or suspended, resulting in reduced royalty income to us.  Any material compliance issues by our licensees could therefore disrupt supply, delay revenue, or damage our reputation in the medical community.

Although we seek to mitigate these risks through contractual oversight, reporting requirements, and quality review rights, we cannot assure investors that our licensees will maintain full compliance with all FDA regulations at all times.  Any actual or perceived non-compliance by a licensee could result in enforcement action, reputational harm, loss of market access, or financial penalties, any of which could materially adversely affect our business, financial position, and results of operations.

Risks Related to Intellectual Property and Competition

We may not fully recover the value of our intellectual property portfolio in the future.

Our intellectual property represents a significant portion of our total assets and is recorded at cost based on the consideration exchanged at the time of acquisition. The carrying value does not represent a current market valuation and is dependent on our ability to successfully commercialize our products.

There is no active market for our intellectual property, and its valuation involves significant judgment. We assess our intangible assets for impairment in accordance with applicable accounting standards. However, such assessments involve significant uncertainty, including assumptions regarding future revenues, market conditions, regulatory developments, and the performance of our licensing partners.

If we are unable to successfully execute our commercialisation strategy, or if market conditions differ from our expectations, we may be required to recognise impairment charges in future periods. Any such impairment could be material and could adversely affect our financial condition and results of operations.

Our ability to recover the value of our intellectual property portfolio is subject to a variety of factors, many beyond our control. We regularly review our long-lived assets, including identifiable intangible assets for impairment. Acquired indefinite life intangible assets are subject to impairment review on a periodic basis and whenever potential impairment indicators are present. The amount of identifiable intangible assets on our consolidated balance sheet as of December 31, 2025, and 2024 was €65.0 million. We determine the recoverability of these assets based on our estimate of value under a value in use model that utilizes discounted cash flow analysis. The inputs to determine these cash flows requires significant judgment regarding future business conditions, consumer demand for our products, pricing for our products to name a few. We may record impairment charges in the future if there are changes in market conditions impacting inputs into our determination of the value in use, a significant reduction in share price or other changes in the future outlook. Future events or decisions may lead to asset impairments and/or related charges. Certain impairment may result from a change in our strategic goals, business direction or other factors relating to the overall business environment. Any significant impairment charges could have a material adverse effect on our results of operations.

We may need to defend against patent or trademark infringement claims.

Competitors or other parties may assert intellectual property rights that interfere with our ability to manufacture or license BreastCheck. If we were found to infringe such rights, we could be required to cease sales, redesign our products, or obtain licenses on unfavorable terms. Litigation, even if not successful, could divert resources and harm our reputation.

We may not be able to prevent others from unauthorized use of our intellectual property.

We consider our patents, trademarks, and trade secrets critical to our success. However, patents may expire, be invalidated, or provide only limited protection, and enforcement can be costly and uncertain, particularly in foreign jurisdictions. Unauthorized use of our intellectual property could erode our competitive position and harm our revenues.

We may be subject to risks associated with strategic alliances or acquisitions.

Future joint ventures, licensing partnerships, or acquisitions could expose us to risks such as loss of proprietary information, non-performance by partners, integration difficulties, or exposure to unanticipated liabilities. Acquisitions may also require significant capital or equity issuances, resulting in dilution.

Risks Related to Macroeconomic Conditions

Adverse macroeconomic or geopolitical events could affect our business.

Global economic uncertainty, including inflation, energy price volatility, geopolitical conflicts, and public health crises, may reduce consumer confidence and impact demand for BreastCheck and other future products.

Risks Related to Ownership, Taxation and Jurisdiction

Because we have no current plans to pay cash dividends on our Ordinary Shares, Shareholders may not receive any return on investment unless they sell their Ordinary Shares for a price greater than that which they paid for them.

We currently intend to retain all available funds and any future earnings to fund the development, commercialization and growth of our business, and therefore we do not anticipate declaring or paying any cash dividends on our Ordinary Shares in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant. Our future ability to pay cash dividends on our Ordinary Shares may also be limited by the terms of any future debt securities or credit facility.

Our executive management, directors and their respective affiliates on a combined basis own a significant percentage of our outstanding shares and will be able to exert significant influence over matters subject to shareholder approval, especially if one or a few shareholders who own between 1% but less than 5% of our Ordinary Shares vote based on their recommendations.

As of the date of this Annual Report, our executive officers, directors and five percent or greater shareholders and their respective affiliates, beneficially own, in the aggregate, approximately 46% of our outstanding Ordinary Shares. To the extent that the same group continue to own a significant percentage of our Ordinary Shares following the listing of our Ordinary Shares on Nasdaq, these shareholders, if they act together, will be able to significantly influence the management and affairs of our Company and most matters requiring shareholder approval. This concentration of ownership may prevent or discourage unsolicited acquisition proposals or offers for our Ordinary Shares that Investors may feel are in their best interest.

Investors will be diluted by future issuances of additional Ordinary Shares in connection with our future adoption of an incentive plan, acquisitions or otherwise; future sales of such shares in the public market, or the expectations that such sales may occur, could lower our share price.

If a United States person is treated as owning 10% or more of our shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our shares, such person may be treated as a “United States shareholder” with respect to us and each of our controlled foreign corporation (“CFC”) subsidiaries (if any). A United States shareholder of a CFC may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by CFCs, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation.

Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether we are or any of our non-U.S. subsidiaries is treated as CFC or whether any investor is treated as a United States shareholder with respect to any such CFC or furnish to any United States shareholder information that may be necessary to comply with the above reporting and tax paying obligations. The United States Internal Revenue Service has provided limited guidance on situations in which investors may rely on publicly available information to comply with their reporting and tax paying obligations with respect to foreign-controlled CFCs. A United States investor should consult its advisors regarding the potential application of these rules to an investment in our Ordinary Shares.

U.S. holders of our Ordinary Shares may suffer adverse consequences if we are treated as a passive foreign investment company.

We would be a passive foreign investment company (“PFIC”), for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended) (the “Code”); or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income.

If we are treated as a PFIC, adverse U.S. federal income tax consequences could apply to a U.S. Holder (as defined in the section titled “Taxation—United States Federal Income Tax Considerations”) if we are treated as a PFIC for any taxable year during which such U.S. Holder holds our Ordinary Shares. U.S. Holders are urged to consult their tax advisors about the potential application of the PFIC rules to their investment in our Ordinary Shares.

As an Irish company, investors may face difficulties enforcing their rights.

Irish corporate law differs from U.S. law, and shareholder protections are less developed. In addition, most of our directors and officers reside outside the United States, making it difficult to enforce U.S. judgments.

Risks Related to Reporting and Compliance

We identified a material weakness for the years ended December 31, 2025, and 2024 and we may identify material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements of our financial statements. If we fail to remediate any material weaknesses or if we otherwise fail to establish and maintain effective control over financial reporting, our ability to accurately and timely report our financial results could be adversely affected.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. If we identify material weaknesses in our internal control over financial reporting or fail to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act, we may be unable to accurately report our financial results, or report them within the timeframes required by law or stock exchange regulations. Under Section 404 of the Sarbanes-Oxley Act, we will be required to evaluate and determine the effectiveness of our internal control over financial reporting and provide a management report as to internal control over financial reporting. Failure to maintain effective internal control over financial reporting also could potentially subject us to sanctions or investigations by the SEC or other regulatory authorities. In connection with the audit of our financials for the years ended December 31, 2025, and 2024, we and our auditors identified certain deficiencies in internal controls that are considered to be material weaknesses. These material weaknesses contributed to the restatement of our 2024 and 2023 consolidated financial statements in 2025. We intend to remediate these weaknesses by hiring additional resources and modifying our internal and disclosure controls over financial reporting. We cannot assure Investors that these existing material weaknesses will be remediated or that additional material weaknesses will not exist or otherwise be discovered, any of which could materially adversely affect our business, operating results, and financial condition.

We qualify as an emerging growth company and a “foreign private issuer.”

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including (i) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (ii) having the option of delaying the adoption of certain new or revised financial accounting standards, (iii) reduced disclosure obligations regarding executive compensation in this Annual Report and our periodic reports and proxy statements and (iv) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We may take advantage of these exemptions until such time that we are no longer an emerging growth company. Accordingly, the information contained herein may be different than the information Investors receive from other public companies in which Investors hold stock. Further, pursuant to Section 107 of the JOBS Act, we have elected to take advantage of the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) five years from the date of our initial listing on Nasdaq, (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion, (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our Ordinary Shares held by non-affiliates was $700.0 million or more as of the last business day of the second fiscal quarter of such year or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

It is possible that some investors will find our Ordinary Shares less attractive as a result of the foregoing, which may result in a less active trading market for our Ordinary Shares and higher volatility in our share price.

Item 4.	Information on the Company

A.	History and Development of the Company

Davion Healthcare Plc. (“Cyprus”) was incorporated in the Republic of Cyprus on November 29, 2022 with an initial issue of 12,258,458 Ordinary Shares, along with a further 7,741,542 Ordinary Shares being issued in 2023, and an additional 5,000,000 Ordinary Shares issued in 2024, resulting in a total of 25,000,000 subsequently issued and outstanding as at December 31, 2024.

Share issuances of 12,258,458 and 7,741,542 were at par (€0.01) in connection with capitalization and intellectual property transfers. In 2023, the Company issued 12,258,458 shares at par (€0.01) in connection with intellectual property acquisition of €65 million. A copy of the sale and purchase agreement relating to the acquisition is filed as Exhibit 10.6 to this Annual Report. There are no future payment obligations related to the intellectual property rights. The non-cash transaction was completed at a share price of €5.30 per share (par value being €0.01), with shares being distributed to all shareholders of Davion Healthcare Ltd (“UK Company”) on a pari passu basis to their percentage shareholding in the UK Company at the time of transfer. General meetings of the shareholders of both the seller and buyer took place, and resolutions were passed by both parties, fully approving the terms of the sale and purchase agreement. This transaction was considered a related party transaction as Jack Kaye, CEO, was a director and shareholder of both the seller and buyer, but declared his interest prior to the transaction and excluded himself from voting either as a director or shareholder in respect of both buyer and seller. In considering the mutually agreed upon value of €65 million for the intellectual property portfolio, the directors, considered many factors, including the following: the nature of the intellectual property, its current development stage, further technical refinements necessary for the commercialization of Class I home tests, principally focused on BreastCheck, as well as, management’s estimates of run rate EBIT and market multiples of similar companies, all adjusted for the consideration of the risks associated with regulations, launching a new product, securing distribution and potential customer acceptance.

The issuance in June 2024 of 5,000,000 related to the conversion of debt to equity at a conversion of one share for every $10 of debt and also for payment in equity rather than cash to some providers of services to the Cyprus based operation.

These transactions are exempt from U.S. Securities Act registration, as they were conducted outside of the United States, and in accordance with Cyprus law and UK law at the time of the transaction. No direct selling activities took place that targeted the U.S. market.

In September 2024, Davion Healthcare Plc. was incorporated in Ireland. In December 2024, a restructuring occurred with the shareholders of Cyprus, exchanging their shares for the same number of shares in Davion Healthcare Plc. making Cyprus a wholly owned subsidiary. Since both companies were under common control, this transaction was treated similar to a “reverse merger” with the combination of both entities at December 31, 2024.

The consolidated financial statements are comprised of Davion Healthcare Plc. and its wholly owned subsidiary, Cyprus, give effect to the restructuring as if it occurred on January 1, 2023. Since Cyprus was inactive when formed, there were no transactions recognized for the period November 29, 2022 (inception) through December 31, 2022.

On January 1, 2026, the Company acquired 100% of Davion Healthcare Corporation, based in the U.S., from our CEO, Jack Kaye.

Davion Healthcare is a healthcare company focusing on the development and commercialization of non-invasive home tests for the early detection, prevention and monitoring of health anomalies.

B.	Business Overview

Our Company

Our Mission

Our mission is to afford early non-invasive detection of possible physical abnormalities including breast growths, testicular growths, blood flow and more.

Overview

Davion Healthcare Plc was originally incorporated in Cyprus as a public limited company on November 29, 2022 and subsequently re-domiciled its company headquarters to Ireland in September 2024, maintaining an operation in Cyprus through our wholly owned subsidiary, Davion Healthcare Ltd. We moved the company from Cyprus to Ireland within the European Union community, where it can more easily focus on developing its range of home tests for a range of home test products, to identify potential medical conditions and provide early warning to enable further clinical examination where applicable.

The Company uses third party research and development (Universities and specialized companies) together with outsourced manufacturing and design, to make products, which are then patented (where applicable), manufactured, sold and internationally distributed through licensing agreements.

Operating Model

The Company operates under a licensing-based commercialization model pursuant to which it designs, develops, and patents medical products and non-diagnostic devices and then licenses the manufacturing, marketing, sales, and distribution rights for our products to regional or global commercial partners. These licensees are responsible for obtaining necessary regulatory approvals in their territories and for delivering product support, including customer service and warranty administration. We believe this structure enables us to leverage the established infrastructure, expertise, and market reach of third parties, while allowing us to remain a capital-efficient innovator in medical device technology.

Structure of Licensing Arrangements

Under the Company’s standard form of licensing agreement, the licensee is granted the right, on an exclusive or non-exclusive basis depending on the territory and product, to manufacture and/or distribute the licensed product within a defined geographic region. The Company typically retains ownership of all intellectual property and grants the licensee a limited, revocable right to use the Company’s patents, trademarks, and proprietary know-how solely for the purpose of manufacturing and commercializing the licensed product in the agreed territory.

Allocation of Responsibilities

Licensees are generally responsible for:

•	Regulatory compliance and filings in their licensed territories, including product registration, notifications, and ongoing post-market surveillance;
•	Manufacturing and quality systems, including compliance with applicable quality management standards (such as ISO 13485) and local regulatory manufacturing requirements;
•	Marketing, sales, and distribution, including pricing strategy, channel development, and relationships with pharmacies, online platforms, and, where applicable, healthcare institutions; and
•	Customer service, warranty administration, and product recalls within their territories.

The Company retains responsibility for:

•	Product design and development and ongoing improvements to the underlying technology platform;

•	In territories where the Company wishes to commence product distribution, it will be responsible for regulatory compliance until such time that a licensee has been appointed and assumed control of the territory;
•	Maintenance and enforcement of intellectual property rights; and
•	Providing technical support and training materials to licensees as reasonably required under the applicable license agreements.

Economic Terms

The Company’s licensing agreements typically provide for:

•	An upfront or periodic licensing fee payable upon execution of the agreement or upon the achievement of specified regulatory or commercial milestones; and
•	Ongoing royalty payments calculated as a percentage of gross or net sales, or on a per-unit basis, for products manufactured and/or sold by the licensee within the licensed territory.

Current Licensing Agreements and Covered Markets

As of the date of this Annual Report, the Company has entered into a global manufacturing and distribution license agreement with NeuRX Health, Inc. covering the BreastCheck product. This agreement provides NeuRX Health with the right to manufacture and distribute BreastCheck on a global basis, subject to regulatory approvals, commercialization milestones, and performance obligations set forth in the agreement. NeuRX Health is responsible for regulatory compliance, manufacturing, and commercial distribution of BreastCheck within its licensed territories.

The agreement, as amended in December 2025, provides for $120 million in staged license fee payments together with minimum annual royalties of $10 million per year over the initial ten-year term. The $120 million license fee is payable with $20 million in cash in the first year with an additional $100 million of NeuRx freely tradable shares payable in 10 equal installments over the 10 year term. Cash royalty payments are based on manufacturing and distribution volumes, subject to the minimum annual royalty. The initial term is for 10 years and Davion has an option to renew for an additional 10 year term. Under the agreement, Davion is required to provide ongoing access to our proprietary test portal. The Company may terminate the agreement if the licensee fails to make royalty and license payments when due and for other uncured breaches of contract. NeuRX intends to initially launch BreastCheck in the U.S. in the second half of 2026, with additional launches in international markets commencing in 2027, subject to market conditions.

Currently, we have not entered into any additional license agreements for any other product.

Target Markets for Additional Licensing

The Company is actively seeking additional regional and global licensees in North America, Europe, and the Middle East for its other products, including FootFlow, Testic, and ThermaDerm. These arrangements are expected to follow a similar licensing structure, with territorial exclusivity and performance-based milestones designed to promote timely commercialization and market penetration.

Revenue Recognition and Cash Flow

The Company expects to recognize revenue from licensing fees and royalties in accordance with IFRS 15, Revenue from Contracts with Customers, based on the satisfaction of performance obligations under its licensing agreements. Cash flows are expected to be derived primarily from milestone-based license fees and recurring royalty payments tied to the volume of products manufactured and/or sold by licensees.

Risks and Limitations of the Licensing Model

The Company’s ability to generate revenue and expand its market presence is dependent on the performance, regulatory compliance, and commercialization efforts of its licensees. Delays in regulatory filings, manufacturing scale-up, or market adoption by licensees could materially and adversely affect the Company’s revenues and growth prospects. There can be no assurance that the Company will be able to secure additional licensees for its products on commercially acceptable terms, or at all.

Although our strategic model is licensing-driven, we continually evaluate market conditions and the performance of our licensees. If we determine that a licensee has failed to meet its obligations or if commercial, operational, or regulatory conditions change, we may elect to assume responsibility for manufacturing, sales, or distribution of one or more of our products directly. Such a transition may require additional capabilities, resources, and investment and may involve a period of operational realignment as we establish or expand internal commercialization capacity.

Our Competitive Strengths

We have focused our unique technologies on an exceptionally affordable home-based test system. Our strength as a Company at this early stage is twofold, that we possess our own IP, patents and technology; and that to date, there are no other known competitors attempting to utilize like-technologies.

The Company’s intellectual property portfolio consists primarily of issued patents and pending patent applications covering its thermographic medical non-diagnostics platform, including the use of thermochromic liquid crystal film, differential temperature mapping, non-invasive home non-diagnostic configurations, and related software and system architectures. The Company seeks to protect its technology through a combination of patents, trademarks, confidentiality agreements, and proprietary know-how. The following table summarizes the Company’s major patents and patent applications as of the date of this Annual Report:/

Major Patents and Patent Applications

Patent / Application No: US K832989 (510(k) reference only)

Scope and Technology: Differential temperature sensing using thermochromic liquid crystal film for breast thermography

Type of Protection: regulatory clearance reference, not patent

Jurisdiction: United States

Expiration / Expected Expiration: Expired 2015

Patent / Application No: GB2208671.4

Scope and Technology: Differential temperature sensing using thermochromic liquid crystal film for breast thermography

Type of Protection: Patent

Jurisdiction: UK

Filing Date: March 2023

Expiration / Expected Expiration: 2043

Patent / Application No: PCT/IB2023/056131

Scope and Technology: Differential temperature sensing using thermochromic liquid crystal film thermography

Type of Protection: Patent

Jurisdiction: Worldwide including USA EU and UK

Filing Date: May 2023

Expiration / Expected Expiration: 2043

Patent / Application No: US18873943

Scope and Technology: Differential temperature sensing using thermochromic liquid crystal film thermography

Type of Protection: Patent

Jurisdiction: USA

Filing Date: June 2024

Expiration / Expected Expiration: 2044

Patent / Application No: GB2619725

Scope and Technology: Differential temperature sensing using thermochromic liquid crystal film thermography

Type of Protection: Patent

Jurisdiction: UK

Filing Date: June 2022

Grant Date: March 2025

Expiration / Expected Expiration: 2042

Patent / Application No: US 63801907 GB2502375.5

Scope and Technology: FootFlow

Type of Protection: Patent

Jurisdiction: UK USA

Filing Date: Aug 2024

Expiration / Expected Expiration: 2044

Patent / Application No: GB2502366.4

Scope and Technology: Testic

Type of Protection: Patent

Jurisdiction: UK

Filing Date: Aug 2024

Expiration / Expected Expiration: 2044

Patent / Application No: PCT 2502368.0

Scope and Technology: ThermaDerm

Type of Protection: Patent

Jurisdiction: PCT

Filing Date: May 2024

Expiration / Expected Expiration: 2044

No granted patents were acquired as part of the intellectual property in February of 2023. The Company’s issued patents generally have a statutory term of 20 years from the earliest non-provisional filing date, subject to the payment of maintenance fees and potential term adjustments. The Company’s pending patent applications, including international PCT filings, are subject to examination and may not result in issued patents in all jurisdictions.

In addition to patent protection, the Company relies on trade secrets, proprietary manufacturing processes, software source code, and confidentiality and invention assignment agreements with employees, consultants, and commercial partners to protect its intellectual property.

The Company believes that its intellectual property portfolio provides meaningful protection for its core technology; however, there can be no assurance that its patents will not be challenged, invalidated, circumvented, or that its pending applications will result in issued patents with claims of sufficient scope to provide competitive advantage.

When we refer to a product as being “market ready,” we mean that the product design, specifications, and manufacturing processes have been completed, and that manufacturing could commence immediately if required. The term does not refer to the completion of all regulatory filings or approvals in every jurisdiction.

BreastCheck and FootFlow have completed applicable Class I medical device self-declaration and registration or notification requirements in their initial target markets, the USA and Europe, and are commercially prepared for launch.

With respect to ThermaDerm and Testic, the remaining regulatory step prior to commercial launch in any particular country is the filing of a manufacturer’s self-declaration of conformity for a Class I medical device and the required registration or notification with the relevant regulatory authority in the country of intended distribution. These filings do not require premarket regulatory approval. However, regulatory authorities may, on a post-market basis, request additional information to confirm the Company’s stated device classification and, in some cases, may require further testing or product modifications.

Each of the Company’s products — BreastCheck, FootFlow, Testic, and ThermaDerm — are designed and intended to be sold directly to consumers over the counter, without the involvement of a healthcare professional, subject to compliance with applicable regulatory requirements in each jurisdiction.

The ability to sell a product over the counter is product-specific determination and does not apply to all Class I medical devices generally. BreastCheck and FootFlow have completed applicable Class I medical device self-declaration and registration or notification requirements in their initial target markets and are commercially prepared for launch.

Testic and ThermaDerm do not require premarket regulatory clearance or approval prior to launch beyond the manufacturer’s standard Class I medical device declaration of conformity and the required registration or notification of the products with the relevant regulatory authority in each country in which the products are planned to be marketed.

BreastCheck

Davion Healthcare Plc specializes in the design, development, manufacture and global distribution of non-invasive home tests to provide early-stage warning of health anomalies.

Our home test products, including BreastCheck and FootFlow, are based on the principle of thermography, which measures and maps variations in skin surface temperature. Subtle changes in temperature can indicate underlying physiological conditions. For example, areas of increased blood flow or inflammation typically generate more heat, while poor circulation may present as cooler regions.

To capture these variations, we use liquid crystal film, a thin layer of cholesteric liquid crystals engineered to respond to narrow temperature ranges (typically 32–38°C, the normal skin surface range). When the film is placed on the skin, its molecular structure shifts in response to local temperature, producing distinct color changes. These color patterns form a thermal map that highlights relative differences across the skin surface.

The approach is non-invasive, real-time, and reversible. It allows for comparative assessment between symmetrical body areas—such as left versus right breast tissue, or one foot versus the other—to identify meaningful differences that may indicate potential health anomalies.

BreastCheck and FootFlow, use thermography to detect small but meaningful changes in skin surface temperature. Liquid crystal film placed on the skin produces visible color shifts in response to temperature differences, creating a thermal map that highlights areas of potential concern.

An earlier, clinically administered version of the BreastCheck product, marketed as the BreastCare/BreastAlert Differential Temperature Sensor, was cleared by the U.S. Food and Drug Administration as a Class II medical device pursuant to Section 510(k) premarket notification number K832989 for use by medical practitioners. In connection with that clearance, approximately 5,000 clinical tests were conducted across hospitals in North and South America to support the regulatory submission, and summaries of those results are included in Exhibit 10.8 to this Annual Report.

The Company’s current BreastCheck product is not a Class II medical device pursuant to Section 510(k), but utilizes the same underlying thermochromic liquid crystal film and differential temperature-mapping principles included in BreastCare. However, the current configuration is designed for home use and is registered as a Class I medical device under applicable self-declaration and registration frameworks. The Company has not conducted large-scale, randomized clinical trials for the current home-use configuration. Product performance and reliability are supported by internal testing, prototype validation, and applicable regulatory registrations for Class I medical devices. Safety and efficacy of our products are determinations that are solely within the authority of the FDA or similar foreign regulators.

Applied to our product pipeline, this technology underpins:

•	BreastCheck – Early detection of abnormal breast tissue patterns where localized heat may signal increased vascular activity.
•	FootFlow – Monitoring of diabetic circulation in the feet and hands, where cooler regions may indicate impaired blood flow and hotter regions may suggest infection or inflammation.
•	Other pipeline products – Including skin health and wound monitoring applications, where localized temperature changes can track inflammation or healing progress.

The integration of artificial intelligence enhances this process. Images of the liquid crystal film taken with a smartphone are transmitted to a secure back-end server, where AI algorithms quantify color patterns, adjust for lighting and environmental variables, and recognize thermal anomalies with greater sensitivity than manual observation. This provides standardized, reproducible results and supports scalable remote monitoring.

By combining liquid crystal film with AI-enabled analysis, our products convert simple temperature mapping into actionable health insights, making early detection more accessible and reliable for home users.

Our first product for roll-out is “BreastCheck”. BreastCheck is a non-invasive test for breast abnormalities. The test can be carried out at home and takes less than 15 minutes. The results are immediate and BreastCheck provides a guide in the first stage identification of potential breast abnormalities. While BreastCheck is not a replacement for a mammogram, it is positioned as an early stage first line investigative device for identifying potential anomalies which may require further clinical investigation. The patented technology behind BreastCheck is FDA registered in the USA under group registration number 3027486037, as a Class I medical device. It is non diagnostic and non-invasive, and as such, is eligible as a product that may be sold over the counter in pharmacies or on-line without medical prescription. It is also registered with the relevant regulatory authorities in the EU and the UK. The Company has filed and have had accepted and registered, a patent under the following patent reference GB2208671.4 (dated 06/14/2022). The patent gives coverage in the USA as part of a group of countries covered under international patent law.

BreastCheck is a non-invasive, low-cost way to routinely monitor for breast abnormalities and is intended to be used as an adjunct to established procedures for the detection of breast disease, such as clinical breast examination and mammography. Abnormalities within the breast frequently produce additional breast heat. BreastCheck averages temperature at three areas on each breast. By comparing the temperature of corresponding areas of one breast to the other, and entering the results on our Mobile App, results can be interpreted immediately. A non-invasive adjunct to mammograms in aiding early-stage warnings of breast abnormalities, through the use of measuring temperature differentials.

Management believes the opportunity for this product is global. Breast cancer is the most common cancer among women worldwide, accounting for about 25% of all cancers in women. The incidence of breast cancer varies widely by region, with the highest rates typically seen in North America, Europe, and Australia. Breast cancer is less common in Asia and Africa, but the incidence is increasing in these regions due to increasing rates of westernization and urbanization.

There are several factors that can influence the incidence of breast cancer, including genetics, hormonal factors, lifestyle factors (such as diet, physical activity, and alcohol consumption), and reproductive history.

It is important to note that the incidence of Breast Cancer has been increasing over the past few decades in many countries, likely due to a combination of factors such as increased awareness and detection of the disease, as well as changes in risk factors such as later age at childbirth and increased use of hormone replacement therapy.

In the USA alone in 2022 the estimated population of women between the age of 20–70 was 333 Million.

Source: www.statista.com_Society_Demographics

In 2019, Europe recorded that there are over 200 million women in this age bracket.

Data sources: UNDESA, Eurostat, World Bank – World Development Indicators data.

According to the Centers for Disease Control and Prevention (CDC), about 240,000 cases of breast cancer are diagnosed in women in the United States each year.

The Breast Cancer Research Foundation estimates that in 2023, an estimated 297,790 new cases of invasive breast cancer will be diagnosed in women in the U.S.

The World Health Organization (WHO) reports that in 2020, there were 2.3 million women diagnosed with breast cancer globally.

Breast cancer is currently the most common cancer globally, accounting for 12.5% of all new annual cancer cases worldwide. Here are the American Cancer Society estimates for breast cancer just in the United States for 2022 - This information is provided by Breastcancer.org:

•	About 13% (about 1 in 8) of U.S. women are going to develop invasive breast cancer in the course of their life.
•	In 2022, an estimated 287,850 new cases of invasive breast cancer are expected to be diagnosed in women in the U.S., along with 51,400 new cases of non-invasive (in situ) breast cancer.
•	About 2,710 new cases of invasive breast cancer were expected to be diagnosed in men in 2022. A man’s lifetime risk of breast cancer is about 1 in 833.
•	As of January 2023, there are more than 3.8 million women with a history of breast cancer in the U.S. This includes women currently being treated and women who have finished treatment.
•	Breast cancer is the most commonly diagnosed cancer among American women. In 2023, it’s estimated that about 30% of newly diagnosed cancers in women are going to be breast cancers.
•	Breast cancer incidence rates in the United States began decreasing in the year 2000, after increasing for the previous two decades. They dropped by 7% from 2002 to 2003 alone. One theory is that this decrease was partially due to the reduced use of hormone replacement therapy (HRT) by women after the results of a large study called the Women’s Health Initiative were published in 2002. These results suggested a connection between HRT and increased breast cancer risk. In recent years, incidence rates have increased slightly by 0.5% per year.
•	A woman’s risk of breast cancer nearly doubles if she has a first-degree relative (mother, sister, daughter) who has been diagnosed with breast cancer. Approximately 15% of women who get breast cancer have a family member diagnosed with it.
•	About 5% to 10% of breast cancers can be linked to known gene mutations inherited from one’s mother or father. Mutations in the BRCA1 and BRCA2 genes are the most common. On average, women with a BRCA1 mutation have up to a 72% lifetime risk of developing breast cancer. Women with a BRCA2 mutation have up to a 69% risk. Breast cancer that is positive for the BRCA1 or BRCA2 mutations tends to develop more often in younger women. An increased ovarian cancer risk is also associated with these genetic mutations. In men, BRCA2 mutations are associated with a lifetime breast cancer risk of about 6.8%; BRCA1 mutations are a less frequent cause of breast cancer in men.
•	About 85% of breast cancers occur in women who have no family history of breast cancer. These occur due to genetic mutations that happen as a result of the aging process and life in general, rather than inherited mutations.
•	The most significant risk factors for breast cancer are being a woman and getting older.
•	About 43,250 women in the U.S. are expected to die in 2022 from breast cancer. Breast cancer death rates have been decreasing steadily since 1989, for an overall decline of 43% through 2020. These decreases are thought to be the result of treatment advances and earlier detection through screening. However, the decline has slowed slightly in recent years.
•	Breast cancer is one of the leading causes of cancer-related death in women in the United States, second only to lung cancer.

Breast cancer is the most diagnosed cancer globally. It accounts for 1 in 4 cancer cases among women and is the leading cause of death from cancer in women. The estimated 2.2 million new cases indicate that one in every 10 cancers diagnosed in 2020 is breast cancer. In 2020, there were an estimated 684,996 deaths from breast cancer, with a disproportionate number of these deaths occurring in low-resource settings.

Survival rates for breast cancer are very high when the cancer is detected early and where treatment is available. Unfortunately, 50 to 80% of breast cancer cases are diagnosed at an advanced stage 2 in many low- and middle-income countries, when the cancer is more difficult to treat, is more expensive to do so, and is usually incurable.

Given these above statistics, and the fact that the near exclusive method of detecting and verifying breast formations today is a mammogram, it can only be assumed that there is a large and open market of women who would wish to monitor their health for potential breast anomalies in the privacy of their own home.

FootFlow

This is the second non-invasive home test product in our portfolio, utilizing the same proprietary technology platform as BreastCheck. FootFlow is specifically designed to diagnose Peripheral Arterial Disease (PAD) and Diabetes. Diabetes is estimated to affect approximately 530 million adults worldwide, with a global prevalence of 10.5 percent among adults aged 20 to 79 years [1,2]. Type 2 diabetes represents approximately 98 percent of global diabetes diagnoses, although this proportion varies widely among countries [3]. In an analysis of data from the National Health Interview Survey (2016 and 2017), the prevalence of diagnosed type 2 diabetes among adults in the United States was 8.5 percent [4]. Other national databases, such as the Center for Disease Control and Prevention Diabetes Surveillance System, reported in 2022 a prevalence of diagnosed diabetes of approximately 11.3 percent of adults (37.3 million people; 28.7 million with diagnosed diabetes, an estimated 8.5 million undiagnosed, and 95 percent of whom have type 2 diabetes) (Source: NIH, WHO, CDC)

Footflow is a non-invasive test for comparing skin temperature at your toes. The test can be carried out at home and takes 10 minutes. The results are almost immediate, and by comparing the resulting temperatures of the toes on the left foot to those on the right foot, results can be an early-stage guide for clinicians with respect to Peripheral Arterial Disease (PAD) and Diabetes. Like BreastCheck, FootFlow is registered with the FDA under registration number 3027486037 (Patent number USA63801907 dated 05/08/2025) which is the same group number that BreastCheck is registered under.

Poor blood circulation in the feet, being a common symptom of both medical conditions.

FootFlow is a reliable and accurate way to routinely monitor foot temperatures which can be used as an adjunct to established procedures for the detection and/or treatment of both PAD and Diabetes, amongst other medical conditions.

By comparing the temperature of the toes on each foot, and then entering the results either on our Mobile Application or our Website, the results can be interpreted almost immediately.

Individuals with diabetes for example may experience lower skin temperature in their toes, due to various factors associated with the condition. Diabetes can affect the blood vessels and nerves that supply the extremities, leading to a reduction in blood flow and damage to the nerves (peripheral neuropathy). This can result in a decrease in sensation and poor circulation in the feet, leading to cooler skin temperature.

Product Development

We are continually looking to improve and further develop our existing products. In the future development pipeline, there is a range of other non-invasive home tests covering a wide variety of medical conditions which the Company expects to roll out over the next few years. However, currently no third party research and development work is taking place as the four home tests are market ready and the Company is focusing on commercialization for the time being.

As part of our product development regime, all products are both patented and trademarked where applicable. The Company also registers its products with the various regulatory or authorities such as in the USA (FDA), Europe (CE), and the United Kingdom (UKCA) to enable over the counter sales to be approved.

Intellectual Property

Our success depends on our ability to develop and protect proprietary technology in the field of home testing.

We have significant capabilities in product engineering, development, and design, which have enabled us to create proprietary systems and technologies in the field of non-invasive home medical testing. Our strategy is to focus on areas where there is a clear unmet medical need and where few, if any, direct competitors currently offer effective solutions, particularly in the early-stage identification of potential health anomalies. By targeting these underserved markets, we aim to establish strong first-mover advantages and create intellectual property that can serve as a foundation for long-term value.

Our ability to protect these innovations is critical to our success. To accomplish this, we rely on a combination of patents, patent applications, trade secrets, employee and third-party nondisclosure agreements, copyright laws, trademarks, intellectual property licenses, and other contractual protections. We intend to continue developing unique home test technologies and to file additional patent applications covering our devices, systems, and methods.

In addition to BreastCheck, we are pursuing a pipeline of other non-invasive home tests that leverage our core competencies in anomaly detection. These development programs are intended to expand our portfolio into broader areas of health screening and monitoring, creating multiple potential revenue streams. However, if we are unable to secure and maintain strong intellectual property rights around these innovations, or if competitors are able to replicate our technologies without infringing our rights, our ability to achieve and sustain a competitive advantage could be materially and adversely affected.

Government Regulations Regarding Our Products

When we refer to a product as being “market ready,” we mean that the product design, specifications, and manufacturing processes have been completed, and that manufacturing could commence immediately if required. The term does not refer to the completion of all regulatory filings or approvals in every jurisdiction.

Each of the Company’s products — BreastCheck, FootFlow, Testic, and ThermaDerm — are designed and intended to be sold directly to consumers over the counter, without the involvement of a healthcare professional, subject to compliance with applicable regulatory requirements in each jurisdiction.

The ability to sell a product over the counter is a product-specific determination and does not apply to all Class I medical devices generally.

BreastCheck and FootFlow have completed applicable Class I medical device self-declaration and registration or notification requirements in their initial target markets and are commercially prepared for launch.

Testic and ThermaDerm do not require premarket regulatory clearance or approval prior to launch beyond the manufacturer’s standard Class I medical device declaration of conformity and the required registration or notification of the products with the relevant test portal authority in each country in which the products are planned to be marketed.

BreastCheck and FootFlow have completed applicable Class I medical device self-declaration and registration or notification requirements in their initial target markets, the USA and Europe, and are commercially prepared for launch.

With respect to ThermaDerm and Testic, the remaining regulatory step prior to commercial launch in any particular country is the filing of a manufacturer’s self-declaration of conformity for a Class I medical device and the required registration or notification with the relevant regulatory authority in the country of intended distribution. These filings do not require premarket regulatory approval. However, regulatory authorities may, on a post-market basis, request additional information to confirm the Company’s stated device classification and, in some cases, may require further testing or product modifications.

The research, development, preclinical, clinical trials (where applicable), as well as the manufacture, labelling, marketing, sales, record-keeping, advertising, distribution, and promotion of medical device products are subject to extensive and rigorous government regulation in the United States and in other countries in which Company’s products are sought to be marketed.

The process of obtaining authorization to market our products varies, depending on the product categorization and the country, from merely notifying the authorities of intent to sell, to lengthy formal approval procedures which often require detailed laboratory and clinical testing and other costly and time-consuming processes. The main regulatory bodies which require extensive clinical testing are the Food and Drug Administration (“FDA”) in the United States, the Health Products Regulatory Authority (European Union), the Medicines and Healthcare products Regulatory Agency (MHRA) in the United Kingdom and Health Canada. The process in each country varies considerably depending on the nature of the test, the perceived risk to the user and patient.

European Union — CE Marking

Regulation (EU) 2017/745 on Medical Devices (MDR)

In the European Union, our products are regulated under Regulation (EU) 2017/745 on medical devices (the “MDR”) and are intended to be classified as Class I non-invasive medical devices under the classification rules set forth in Annex VIII of the MDR. Class I devices are those that present a low risk to users and patients and, in most cases, may be placed on the market without the involvement of a notified body, provided the device is not sterile, does not have a measuring function, and is not reusable surgical instrumentation.

Conformity Assessment and Self-Declaration

For Class I devices, the manufacturer may demonstrate conformity through a self-declaration of conformity. This process requires the manufacturer to establish and document that the device meets the General Safety and Performance Requirements (GSPRs) set out in Annex I of the MDR. These requirements cover, among other things, device safety, clinical performance, risk management, chemical, physical and biological properties, labelling, and instructions for use.

Technical Documentation

Prior to placing a product on the market, the manufacturer must prepare and maintain technical documentation in accordance with Annex II and Annex III of the MDR, which includes:

A detailed device description and specification, including intended purpose and variants together with Risk Management documentation,

demonstrating identification, evaluation, control, and monitoring of risks throughout the product lifecycle;

Clinical evaluation demonstrating performance and safety, which may include clinical literature, equivalence data, and post-market clinical follow-up plans;

•	Device description and intended purpose;
•	Risk management and performance data;
•	Manufacturing and quality control processes;
•	Labelling and instructions for use in English;
•	A post-market surveillance and vigilance plan;
•	A Quality Management System:

The manufacturer must establish and maintain a quality management system (“QMS”) appropriate to the device and its regulatory classification. While certification to ISO 13485 is not mandatory for Class I devices, many manufacturers adopt this standard to demonstrate conformity with MDR requirements and to facilitate market access and regulatory inspections.

Economic Operators and Authorized Representatives

Manufacturers located outside the European Union must appoint an EU Authorized Representative, who acts as a regulatory contact point and holds certain compliance responsibilities under the MDR. Importers and distributors are also considered economic operators and are required to verify that the device bears the CE mark, that a declaration of conformity has been drawn up, and that the manufacturer has fulfilled applicable registration obligations. As Davion Healthcare Plc is an Irish registered Company and Ireland is a member state of the European Union, no EU Authorized Representative is required.

Registration and UDI Requirements

Prior to commercialization, manufacturers must register themselves and their devices in the European Database on Medical Devices (“EUDAMED”), where available, or with the relevant national competent authority. Devices are assigned a Unique Device Identification (“UDI”) to enable traceability throughout the supply chain and post-market lifecycle.

CE Marking and Market Placement

Once conformity is demonstrated and the EU Declaration of Conformity is signed, the manufacturer may affix the CE mark and place the device on the EU market.

Post-Market Surveillance and Vigilance

Following commercialization, manufacturers are subject to ongoing post-market surveillance obligations, including the collection and analysis of performance and safety data, periodic safety update reporting where applicable, and vigilance reporting of serious incidents and field safety corrective actions. National competent authorities have the power to request technical documentation, conduct audits and inspections, and require corrective measures, including product modification, suspension, or withdrawal from the market if a device is found not to comply with

MDR requirements.

United Kingdom — UKCA Marking

UK Medical Devices Regulations 2002 (as amended)

In the United Kingdom, medical devices are regulated by the Medicines and Healthcare products Regulatory Agency (“MHRA”) under the UK Medical Devices Regulations 2002, as amended following the United Kingdom’s withdrawal from the European Union. Our products are intended to be classified as Class I medical devices under the applicable UK classification rules.

Conformity Assessment and Self-Certification

For Class I devices, manufacturers may place products on the UK market through a self-certification and UK Declaration of Conformity process, without the involvement of a UK Approved Body, provided that the device is not sterile, does not have a measuring function, and does not otherwise require third-party conformity assessment.

Technical Documentation

Prior to placing a product on the UK market, the manufacturer must prepare and maintain technical documentation demonstrating compliance with the applicable essential requirements, including:

•	Device description and intended purpose;
•	Risk management and performance data;
•	Manufacturing and quality control processes;
•	Labelling and instructions for use in English;
•	A post-market surveillance and vigilance plan;
•	A Quality Management System:

The manufacturer must establish and maintain an appropriate quality management system. While formal certification to ISO 13485 is not mandatory for Class I devices, it is commonly adopted to support regulatory compliance and facilitate MHRA inspections.

Responsible Person and Economic Operators

Manufacturers located outside the United Kingdom must appoint a UK Responsible Person, who acts as the point of contact with the MHRA and ensures that the manufacturer has complied with its regulatory obligations. Importers and distributors are required to verify that products are properly marked and registered prior to placing them on the market.

Registration and Device Listing

Manufacturers must register themselves and their Class I devices with the MHRA through the UK device registration system before placing the products on the UK market. Registration includes submission of device and manufacturer information and confirmation of conformity assessment status.

UKCA Marking and Market Placement

Once conformity has been demonstrated and the UK Declaration of Conformity has been signed, the manufacturer may affix the UKCA mark (or, during applicable transition periods, the CE mark as permitted by UK regulations) and place the device on the UK market.

Post-Market Surveillance and Enforcement

Manufacturers are subject to ongoing post-market surveillance and vigilance requirements, including reporting serious incidents, implementing field safety corrective actions, and maintaining traceability records. The MHRA has the authority to request technical documentation, conduct inspections, and require corrective measures, including product modification, suspension, or withdrawal from the market, if a device is determined not to comply with applicable regulatory requirements.

Depending on the nature of the Company’s registration, manufacturing and distribution of its products in each jurisdiction and the product itself, will dictate the compliance regime a product is subject to. The Company’s strategy is to minimize its product imposed government regulatory compliance through focusing on Class I medical devices and licensing its intellectual property to third parties, who handle the manufacturing and distribution.

Regulatory Exposures for BreastCheck in United States

BreastCheck will be manufactured and distributed in the United States by an independent licensee that is registered with the FDA as a medical device establishment. The licensee is responsible for compliance with the FDA’s quality system, labeling, and reporting requirements applicable to Class I devices. While the Company maintains certain contractual rights to monitor quality and regulatory compliance, it does not control the licensees’ operations or FDA interactions. Accordingly, the Company’s exposure to regulatory risk arises indirectly through its reliance on licensees for compliance and through the potential reputational and commercial effects of any enforcement action or compliance failure affecting licensed products.

BreastCheck and FootFlow, use thermography to detect small but meaningful changes in skin surface temperature. Liquid crystal film placed on the skin produces visible color shifts in response to temperature differences, creating a thermal map that highlights areas of potential concern.

The Company’s current configuration of BreastCheck and its FootFlow products are designed for home use and are registered as a Class I medical devices under applicable self-declaration and registration frameworks. The Company has not conducted large-scale, randomized clinical trials for the current home-use configuration. Product performance and reliability are supported by internal testing, prototype validation, and applicable regulatory registrations for Class I medical devices. Safety and efficacy of our products are determinations that are solely within the authority of the FDA or similar foreign regulators.

Additionally, under its license for BreastCheck, the Company is obligated to provide access to its proprietary test portal to the licensee, which is essential to the functionality of the BreastCheck product. Through the test portal, the Company will collect and maintain health-related and personal information from users globally, through its connected applications and data portal.

The Company’s test portal and proprietary software platform are used to display, process, and transmit thermal imagery generated by the Company’s products. The Company does not believe that this software requires separate premarket regulatory clearance or approval as a standalone medical device in the United States, European Union, or Middle East, because it does not independently perform diagnostic decision-making or automated clinical interpretation and is used as a supporting visualization and data management tool.

The Company’s test portal and AI analysis platform are not currently regulated as standalone medical devices (Software as a Medical Device) in our principal jurisdictions; however, regulators may in the future determine that certain software functions fall within SaMD frameworks.

The Company uses proprietary medical thermal imaging software that is approved for medical use in the United States, Europe, and the Middle East. However, regulatory authorities may, in the future, determine that certain software functionalities constitute regulated medical device software, which could require additional regulatory filings, approvals, or modifications to the Company’s software platform.

The Company is responsible for compliance with HIPAA and related federal and state privacy and data-security requirements, and will implement administrative and technical safeguards to protect such information. The Company will periodically reviews its systems and vendor arrangements to ensure compliance with evolving regulations and to mitigate the risk of unauthorized access or disclosure. Non-compliance, cybersecurity incidents, or new regulatory obligations could adversely affect the Company’s operations and financial condition.

Below is additional information regarding the compliance requirements for Class I medical devices with the FDA, as well as U.S. Federal and State data privacy laws.

U.S. Food and Drug Administration

BreastCheck and FootFlow sold in the United States are medical devices subject to the Federal Food, Drug, and Cosmetic Act (“FDCA”), as implemented and enforced by the U.S. Food and Drug Administration (“FDA”). Certain products sold in the United States require FDA clearance to market under Section 510(k) of the FDCA, which our products are not subject too currently. Other products sold in the United States require premarket approval (“PMA”) to market.

Failure by us or by our licensee suppliers to comply with applicable regulatory requirements can result in enforcement action by the FDA or other regulatory authorities, which may result in sanctions including, but not limited to:

•	untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;
•	unanticipated expenditures to address or defend such actions;
•	customer notifications for repair, replacement, refunds;
•	recall, detention or seizure of our products;
•	operating restrictions or partial suspension or total shutdown of production;
•	operating restrictions;
•	refusal to grant export approval for our products; or
•	criminal prosecution.

The FDA governs the following activities that we perform or that are performed on our behalf, to ensure that medical products distributed domestically or exported internationally are safe and effective for their intended uses:

•	product design, development and manufacture;
•	product safety, testing, labelling and storage;
•	record keeping procedures;
•	product marketing, sales and distribution; and
•	post-marketing surveillance, complaint handling, medical device reporting, reporting of deaths, serious injuries or device malfunctions and repair or recall of products.

FDA premarket clearance and approval requirements

Under the FDCA, medical devices are classified into one of three classes -- Class I, Class II or Class III -- depending on the degree of risk associated with each medical device and the extent of control needed to ensure safety and effectiveness. Davion is only engaged in Class I medical devices that only require premarket product registration.

Class I devices are those for which safety and effectiveness can be assured by adherence to FDA’s general regulatory controls for medical devices, which include compliance with the applicable portions of the FDA’s Quality System Regulation (“QSR”), facility registration and product listing, reporting of adverse medical events, and appropriate, truthful and non-misleading labelling, advertising, and promotional materials (the “General Controls”). Some Class I devices also require premarket clearance by the FDA through the 510(k) premarket notification process, which none of Davion’s products are currently subject to.

FDA Post-market Regulation

After the FDA permits a device to enter commercial distribution, numerous regulatory requirements apply. These include:

•	product listing and establishment registration, which helps facilitate FDA inspections and other regulatory action;
•	Quality System Regulation, (“QSR”), which requires manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the manufacturing process;
•	labelling regulations and FDA prohibitions against the promotion of products for uncleared, unapproved or off label use or indication;
•	clearance of product modifications that could significantly affect safety or efficacy or that would constitute a major change in intended use of one of our cleared devices;
•	approval of product modifications that affect the safety or effectiveness of one of our approved devices;
•	medical device reporting regulations, which require that manufacturers comply with FDA requirements to report if their device may have caused or contributed to a death or serious injury, or has malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction of the device or a similar device were to recur;
•	post-approval restrictions or conditions, including post-approval study commitments;
•	post-market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and effectiveness data for the device;
•	the FDA’s recall authority, whereby it can ask, or under certain conditions order, device manufacturers to recall from the market a product that is in violation of governing laws and regulations;
•	regulations pertaining to voluntary recalls; and
•	notices of corrections or removals.

In respect of our products manufactured and sold in the United States, our licensees will be registered with the FDA as medical device manufacturers. The FDA has broad post-market and regulatory enforcement powers. Our licensees are subject to announced and unannounced inspections by the FDA to determine our compliance with the QSR and other regulations and these inspections may include the manufacturing facilities of our suppliers. If the FDA finds any failure to comply, the agency can institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions such as fines, injunctions, and civil penalties; recall or seizure of products; the issuance of public notices or warnings; operating restrictions, partial suspension or total shutdown of production; and criminal prosecution.

Advertising and promotion of medical devices, in addition to being regulated by the FDA, are also regulated by the Federal Trade Commission and by state regulatory and enforcement authorities. Recently, promotional activities for FDA-regulated products of other companies have been the subject of enforcement action brought under healthcare reimbursement laws and consumer protection statutes. In addition, under the federal Lanham Act and similar state laws, competitors and others can initiate litigation relating to advertising claims. If the FDA determines that our promotional materials or training constitutes promotion of an unapproved use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance of an untitled letter, a warning letter, injunction, seizure, civil fine or criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider our promotional or training materials to constitute promotion of an unapproved use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement. In that event, our reputation could be damaged and adoption of the products would be impaired.

Furthermore, our products could be subject to voluntary recall if we or the FDA determine, for any reason, that our products pose a risk of injury or are otherwise defective. Moreover, the FDA can order a mandatory recall if there is a reasonable probability that our device would cause serious adverse health consequences or death.

U.S. State and Federal Privacy Laws

Under the federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, or collectively, HIPAA, the U.S. Department of Health and Human Services (“HHS”), has issued regulations to protect the privacy and security of individually identifiable health information, also known as protected health information (“PHI”), held, used or disclosed by health care providers, such as our reference laboratory, and other covered entities.

HIPAA also regulates standardization of data content, codes and formats used in certain electronic health care transactions and standardization of identifiers for health plans and providers. HIPAA also governs patient access to laboratory test reports. Effective October 6, 2014, individuals (or their personal representatives, as applicable) have the right to access test reports directly from laboratories and to direct that copies of those reports be transmitted to persons or entities designated by the individual.

HIPAA’s Security Rule and certain provisions of the HIPAA Privacy Rule and Breach Notification Rule apply to business associates of covered entities (i.e., entities that provide services to covered entities that may require access and use of protected health information on behalf of covered entities), and business associates are subject to direct liability for violation of these rules.

In addition, a covered entity may be subject to criminal and civil penalties as a result of a business associate violating HIPAA, if the business associate is found to be an agent of the covered entity. Covered entities must report breaches of unsecured protected health information to affected individuals without unreasonable delay and notification must also be made to the U.S. Department of Health & Human Services, Office for Civil Rights (OCR) and, in certain situations involving large breaches, to the media. The OCR enforces the HIPAA Rules and performs compliance audits and investigations. In addition to enforcement by OCR, HIPAA authorizes state attorneys general to bring civil actions seeking either injunction or damages in response to HIPAA violations that impact state residents.

In addition to federal privacy regulations, there are a number of state laws governing the privacy, confidentiality and security of individually identifiable health information and other personal information that are applicable to our business. Where these state laws are stricter than the requirements imposed by HIPAA or impose different or additional requirements than HIPAA, we may be subject to additional restrictions and liability above and beyond HIPAA’s requirements.

There are numerous other laws, regulations and legislative and regulatory initiatives at the federal and state levels addressing privacy and security of personal information. We also remain subject to federal and state privacy-related laws that may be more restrictive or contain different requirements than the privacy regulations issued under HIPAA. These laws vary and could impose additional penalties. For example, the Federal Trade Commission, or FTC, uses its consumer protection authority to initiate enforcement actions against companies relating to their use and disclosure of personally identifiable information. Specifically, FTC has asserted authority and issued enforcement actions in response to actual or perceived unfair or deceptive practices by a company in the handling of consumer information. The FTC has also pursued enforcement actions against companies for violations of its Health Breach Notification Rule and the Children’s Online Privacy Protection Act. Our use of personal information is also subject to our published privacy policies and notices.

The laws governing privacy and security of health information and other personal information are rapidly changing and new laws governing privacy and security may be adopted in the future as well. We can provide no assurance that we are or will remain in compliance with diverse privacy and security requirements in all of the jurisdictions in which we do business or process personal information, or in which our patients reside, or that we will be able to keep up with the cost of complying with new or additional requirements. Failure to comply with privacy and security requirements could result in damage to our reputation, adversely affect customer or investor confidence in us and reduce the demand for our services from existing and potential customers. In addition, we could face litigation, penalties and regulatory actions including civil or criminal penalties and significant costs for compliance with new or changing requirements, all of which could generate negative publicity and which could have a materially adverse effect on our business.

HIPAA also created federal criminal statutes that prohibit, among other actions, knowingly and willfully executing or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. A person or entity does not need to have actual knowledge of these statutes or specific intent to violate them in order to have committed a violation.

A violation of each of these statutes is a felony and may result in fines, imprisonment or exclusion from governmental payor programs. Many states have similar statutes that may carry significant penalties.

C.	Organizational Structure

Davion Healthcare Plc. is not part of a larger organization.

D.	Property, Plant and Equipment

The Company owns’ no equipment, property or office space. Required technology infrastructure, office space and equipment necessary to run our operations are provided through third party service providers. The Company has office space that is rented in Cork Ireland and Florida.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

A.	Operating Results

Overview

Davion Healthcare Plc is a pre-revenue company focused exclusively on the development and commercialization of non-invasive home tests for the early detection of health anomalies. Our home tests are non-diagnostic, focusing on early detection of potential health anomalies, for which if identified, further clinical tests outside of the scope of our products would be required. We have focused our unique technologies on an exceptionally affordable home-based test system. Our strength as a Company at this early stage is twofold, that we possess our own intellectual property, patents and technology; and that to date, there are no other known competitors attempting to utilize like-technologies. We intend to operate under a licensing model and currently have four non-invasive home tests completed, namely, BreastCheck, FootFlow, Testic, and ThermaDerm. Our flagship product, BreastCheck, is our first product licensed and is expected to be launched in the second half of 2026 by our sole licensee. To date, we have been largely reliant on our CEO for operational funding. Going forward we intend to rely on the cash flows generated by our licensee, third party financing sources, as well as the on-going support of our CEO.

This discussion covers the years ended December 31, 2025 and December 31, 2024 and should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this Form 20-F. The financial statements have been prepared in accordance with IFRS both as issued by the International Accounting Standards Board (IASB) and as subsequently adopted by the European Union (EU) (together IFRS). Consolidated financial statements are required by Irish law to comply with IFRS as adopted by the EU which differ in certain respects from IFRS as issued by the IASB. These differences predominantly relate to the timing of adoption of new standards by the EU. However, as none of the differences are relevant in the context of Davion Healthcare Plc, the consolidated financial statements for the periods presented comply with IFRS both as issued by the IASB and as adopted by the EU.

We have relied on an exemption under the SEC’s rules to prepare consolidated financial statements without a reconciliation to U.S. generally accepted accounting principles (U.S. GAAP) as at and for the two-year period ended December 31, 2025 as Davion Healthcare Plc is a foreign private issuer and the financial statements have been prepared in accordance with IFRS as issued by the IASB.

Operating Model

We currently have four non-invasive home tests completed, namely, BreastCheck, FootFlow, Testic, and ThermaDerm. Our flagship product, BreastCheck, will be the first product to be launched in the second half of 2026. Our products, including BreastCheck and FootFlow, use thermography to detect small but meaningful changes in skin surface temperature. Liquid crystal film placed on the skin produces color shifts in response to temperature differences, creating a simple thermal map that highlights areas of concern. By combining film-based technology with artificial intelligence analysis of smartphone images, our products deliver standardized, reliable, and easy-to-understand results. This enables early detection at home in a safe, non-invasive, and scalable way.

Revenue from our current and future commercial operations is expected to be generated primarily from license fees and royalties received from our commercial partners. Our operating results may therefore fluctuate depending on the timing of license execution, the achievement of commercial milestones, and the sales performance of our licensees in the territories they serve.

We monitor the performance of our licensees and continually assess whether further investment or changes in commercialization strategy are required to enhance product market penetration. Should a licensee fail to meet its commercial or regulatory responsibilities, or should we identify an opportunity where direct commercialization may deliver greater value, we may elect to take over responsibility for sales, marketing, manufacturing, or warranty management for certain products. Any such shift could materially affect our cost structure, working capital needs, and revenue profile during the period of operational transition.

Future capital expenditure and operating cost forecasts therefore include the possibility of increasing internal commercialization capacity, whether through strategic hiring, investment in manufacturing or supply chain capabilities, or collaboration with additional third-party service providers to support direct sales or distribution.

Shifting From Development to Commercialization

To date, we have not generated any revenue and do not expect to do so until the second half of 2026 at the earliest. Since our inception in 2022, our focus has been on the development, research, and registration of a portfolio of innovative medical devices, which we anticipate will form the foundation of our future revenue streams. These activities have required investment in product finalization, regulatory approvals, and intellectual property protection.

Our expenses have costs associated with obtaining regulatory approval in key markets, including the United States, Europe, and the United Kingdom. The approval of our products in these regions represents a major milestone, positioning us for future commercial success.

Consequently, our financial performance to date reflects the nature of a pre-revenue company, with substantial outflows administrative costs necessary to bring our products to market, as well as our efforts to become a public company in 2025. Our ability to generate revenue in the future will depend on the successful commercialization of our products, especially BreastCheck, which we believe will enable us to recoup the substantial costs incurred during the development phase and drive sustainable financial performance going forward.

In September 2025, we finalized our first global manufacturing and distribution agreement with NeuRX Health, Inc (“NeuRX”). The agreement, as amended in December 2025, provides for $120 million in staged license fee payments together with minimum annual royalties of $10 million per year over the initial ten-year term. The $120 million license fee is payable with $20 million in cash in the first year with an additional $100 million of NeuRx freely tradable shares payable in 10 equal installments over the 10 year term. Cash royalty payments are based on manufacturing and distribution volumes, subject to the minimum annual royalty. The initial term is for 10 years and Davion has an option to renew for an additional 10 year term. Under the agreement, Davion is required to provide ongoing access to our proprietary test portal. The Company may terminate the agreement if the licensee fails to make royalty and license payments when due and for other uncured breaches of contract.

In September, Davion entered into a 1 year infrastructure, software and services agreement to complete the development of our regulatory compliant database that will house data first party data for €0.7 million. NeuRX intends to initially launch BreastCheck in the U.S. in the second half of 2026, with additional launches in international markets commencing in 2027, subject to market conditions.

We have not entered into any additional license agreements for our three other products.

Related Parties

The Company’s operating expenses in 2025 have been funded by Jack Kaye, its CEO, who owns 41% of the outstanding shares of Davion. Mr. Kaye and the related entities he controls are owed €0.9 million as of December 31, 2025, related to costs associated with funding the operating needs of the Company. See Note 21 to our consolidated financial statements for additional information regarding related party transactions. Mr. Kaye has pledged his on-going financial for the next twelve months from the issuance date of our financial statements.

Recent Business Developments

In August 2025, the Company filed a registration statement with the United States Securities & Exchange Commission to list its 25 million outstanding ordinary shares on Nasdaq’s Global Market, solely to permit its registered shareholders the ability to trade their shares in the United States. The registered shareholders may or may not, elect to sell their ordinary shares covered by the registration statement, as and to the extent they determine. The Company will receive no proceeds from the direct listing and the Company’s registration statement became effective on November 28, 2025. As such, the Company is subject to the reporting requirements under the Securities & Exchange Commission as a foreign private issuer but is still awaiting clearance from Nasdaq to be listed in 2026.

Year Ended December 31, 2025 vs. December 31, 2024

For the year ended December 31, 2025 and 2024, we did not generate any revenue and incurred operating losses of €0.8 million and €1.3 million, respectively. The €0.5 million decrease in operating losses in 2025 was principally due to €1.1 million of lower executive and director compensation costs due to them waiving accrual of fees in 2025, partially offset by new higher costs for professional fees related to audit and accounting fees of €0.4 million and €0.2 of increased costs related to our infrastructure and software services agreement that began in September. As such, our expense run rate through December 31, 2025 is not indicative of our future cost structure.

The Company’s effective tax rate was 0% in 2025 and 2024, respectively, as the Company has fully reserved the deferred tax assets associated with its cumulative net operating losses.

In January 2026, the 2025 executive service agreements for our CEO, Mr. Kaye and our COO, Mr. Over. were cancelled with no amounts owing. The Company has agreed that the new 2026 executive service agreements shall be established immediately prior to, or within fourteen days following, the listing of the Company’s securities on a regulated stock exchange. Such new agreements shall: reflect the current operational and financial position of the Company as a pre-revenue entity; and provide for compensation, benefits, and incentive arrangements commensurate with those typically applicable to executives of comparable small-capitalization publicly listed companies. Additionally, fees under these agreements will not accrue until such time that the Company is listed, consistent with our CFO’s annual service agreement (~€0.1 million service fee plus stock grant) and our annual renumeration of our independent directors (~€0.7 million of cash and stock).

Our operating cost structure is expected to increase in 2026 for non-recurring fees and recurring higher operating costs as a publicly listed company. We expect to incur non-recurring fees associated with our direct listing and financial advisory fees of approximately $0.6 million in cash and non-cash fees related to the issuance of 225,000 ordinary shares on our listing date. In addition to the higher executive service fees and independent director fees noted above, we expect our recurring run rate operating costs to increase for legal, insurance, accounting, investor relations, stock compensation, technology infrastructure and compliance costs. Additionally, we will incur higher financing costs, including interest and fees related to capital advisory costs and a convertible note entered into in the first quarter of 2026. See Liquidity and Capital Resources section Future Capital Transactions & Commitments for additional information. Finally, we expect to incur higher financing costs to fund future growth plans once we are listed.

B.	Liquidity and Capital Resources

Since our inception, we have relied exclusively on the personal financial support of our Chief Executive Officer, who has provided all of our funding to date through his private companies and to a lesser extent, share issuances in settlement of amounts owed third party service providers. At December 31, 2025 the Company had related party advances from our CEO of €0.9 million. On June 30, 2024, the Company settled advances due to our CEO and third party service providers totaling €6.5 million (see Non cash financing activities below and “Related Party Transactions” section for additional information). To reduce the cash operating needs of the Company in 2025, the executive officers and the independent directors waived accrual of their 2025 compensation until such time that the Company is listed on Nasdaq.

Through the date of filing, we have not generated any revenue and continue to operate at a loss, primarily due to ongoing product commercialization readiness and operational costs. Consequently, our liquidity has been limited, and we have been dependent on the CEO’s support to meet our working capital requirements and cover expenses. Advances by our CEO are non-interest-bearing, unsecured, and repayable only upon completion of a future capital raise and the Company is in a financial position to do so without prejudice to its ongoing operations. Monetization of the Company’s regulatory-approved product portfolio and our licensing agreement with NeuRX Health Inc. are expected to provide future revenue and cash inflows commencing in July 2026. The timing and amount of these cash flows are subject to NeuRX’s commercialization efforts and performance under the agreement and there can be no assurance that such inflows will occur as currently anticipated. Despite this risk, the Company believes as of the date of this Annual Report, that with its current capitalization, our Chief Executive Officers’ ongoing financial support, and expected future contractual inflows and the third party financing arrangements entered into during March 2026, it has sufficient financial resources to meet its obligations for at least the next 12 months. See Future Capital Transaction & Commitments section below.

Cash Flows

We have a €1,058 and €11 of cash at December 31, 2025 and 2024, respectively. We are dependent on our CEO to fund our operating expenses through his on-going advances which were €0.9 million as of December 31, 2025.

	Year ended December 31,
	2025 €	2024 €
Net cash used in operating activities	(323)	(668)
Net cash from investing activities	–	–
Net cash provided by financing activities	1,370	–

Net increase/(decrease) in cash and cash equivalents	1,047	(668)

Operating Cash Flows

Cash flows used in operations during 2025 were principally due to an increase in prepaid assets for travel related advances for establishing operations.

The cash flow used in operating activities in 2024 was principally driven by higher VAT receivables, due to increased spending.

Financing Cash Flows

Financing cash flows in 2025 related to cash advances by our CEO into the Company’s bank accounts, instead of making payments to Company’s vendors directly.

Non cash Financing Activities

In 2024, the Company issued ordinary shares to its executive officers and third parties in satisfaction of trade and related party advances in total of €6.5 million.

Future Capital Transactions & Commitments

Financial Advisory Fees & Share Commitments

In 2025, the Company entered into an advisory agreement in connection with its proposed Nasdaq direct listing. Under the terms of the agreement, upon the successful completion of the listing, the advisor is entitled to receive 125,000 ordinary shares of the Company and a cash fee of $200,000 plus reimbursable expenses up to $100,000. The share issuance represents a potential equity-settled share-based payment within the scope of IFRS 2 – Share-based Payment. Because the issuance of shares is contingent upon the successful completion of the listing, the performance condition has not been satisfied as of December 31, 2025, and therefore no share-based payment expense has been recognized in the accompanying consolidated financial statements. The Company will measure the transaction at the fair value of the shares issued on the listing date when the listing occurs.

In February 2026, the Company entered into a financial advisory agreement that requires a 6% fee on future capital raising transactions and the issuance of 100,000 ordinary shares upon the Company being listing on any major U.S. exchange. The agreement has a minimum term of 120 days plus a twelve-month tail on termination related to qualifying financing arrangements.

Secured Convertible Note Due September 2026

On March 10, 2026, the Company received $1,500,000 of cash related to the issuance of a $1,655,000 secured promissory note (“the Note”) that matures six months from the date of issuance, at a 9% interest rate. The Company has three options to extend the maturity date through June 2027 for an additional fee. The Note is convertible into ordinary shares at a fixed price of $12.36 per share at the holder’s option anytime. The Note may be prepaid at a premium of 115% of the outstanding balance subject to Company not being in default. The Company is required to paydown the Note with 20% of any fundraising proceeds up to the maximum amount outstanding. The Note is secured by a security interest in certain intellectual property. Additionally, the investor received 200,000 warrants subject to the following conditions: i) a term of 12 months from the effective date of the Company’s listing on Nasdaq, ii) at an exercise price of $13.00 and iii) exercisable for cash only. The Company is required to register ordinary shares sufficient to cover the full conversion of the Note at the fixed price plus the shares underlying the warrants or approximately 139,925 shares.

Contingent Term Loan

On March 24, 2026 the Company entered into an irrevocable committed term loan facility of up to $2.0 million for a 1 year period from the date of the Company being listed on Nasdaq (“the availability period”). During the availability period, at the Company’s discretion, it can make draws at a minimum of $250,000 tranches and repay such draws within 15 months, at a rate of 15%.

Future Capital Needs

To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. The sale of additional equity would result in additional dilution to our Investors , while the incurrence of debt financing or convertible debt would result in debt service obligations. Such debt instruments also could introduce covenants that might restrict our operations. We may require additional capital to support business growth and objectives, including acquiring complimentary companies to our business or additional intellectual property, and this capital might not be available on acceptable terms, if at all.

C.	Research and Development, Patents and Licences, etc.

For additional information on research and development, patents and licences see “Item 4. Information on the Company—Item 4.B Business overview.”

D.	Trend Information

The Company’s cost run rate in 2025 is not indicative of its future cost structure for 2026. Additionally, the Company is reliant on a single licensee, NeuRX, to manufacture and distribute its BreastCheck product in 2026 in order to generate revenue and future cash flow. Nonperformance by NeuRX under our agreement could have a material impact on the Company’s future business plans and operating results.

For a discussion of additional trends, see Item 4.B—Business Overview, Item 5.A—Operating Results and Item 5.B—Liquidity and Capital Resources.

E.	Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements and related notes requires us to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. We have based our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our senior management has discussed the development, selection and disclosure of these estimates with our Board of Directors. Actual results may differ from these estimates under different assumptions or conditions.

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. We believe the following critical accounting policies reflect the more significant estimates and assumptions used in the preparation of our consolidated financial statements. The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and related notes and other disclosures included in this report.

Acquired Intellectual Property – Related Party Transaction

In February 2023, the Company issued 12,258,458 shares to acquire intellectual property through a related party transaction for €65.0 million. Our CEO, Jack Kaye, was a shareholder and manager of Davion Healthcare Ltd. (Cyprus) and Davion Healthcare Ltd. (U.K.). Given the related party nature of the transaction, management evaluated whether the transaction represented a common control transaction. Although the CEO had an ownership interest in both entities, management concluded that such ownership does not convey control over either entity and control was not held by the same party or group before or after the transaction. Note, the CEO abstained from voting in the transaction.

Management determined that the transaction represented an asset acquisition rather than a business combination or a share-based payment arrangement. The Company acquired a bundle of identifiable intellectual property rights at a point in time and obtained control over those rights. The seller did not retain any obligation to perform future development activities or provide services to the Company, and the Company assumed full responsibility for completing and commercializing the technology. Management concluded that the transaction had commercial substance and the fair value was reliably measurable. Accordingly, the transaction was accounted for under IAS 38, Intangible Assets, with the acquired intellectual property recognized as an intangible asset upon acquisition.

Consideration of Share-Based Payment Accounting

In determining the appropriate accounting framework, management considered whether the issuance of equity instruments required application of IFRS 2, Share-based Payment. Management concluded that IFRS 2 was not applicable because the transaction did not involve the receipt of goods or services in a compensatory arrangement. The equity instruments were issued as consideration for the acquisition of identifiable intellectual property rights rather than as compensation for services, and the consideration was not contingent upon future performance, vesting conditions, or ongoing involvement by the seller. This determination required significant judgment, particularly given the related-party nature of the transaction and the development status of the intellectual property at the acquisition date.

Measurement of Fair Value

The cost of the acquired intellectual property was measured at fair value at the acquisition date in accordance with IAS 38 and IAS 13. The fair value of the intellectual property was determined at the transaction date using a forward EBITDA market multiple methodology based on normalized cash flows. Such measurement is classified as a Level 3 fair value measurement due to the use of significant unobservable inputs. Significant unobservable inputs include assumptions related to forecasted revenues and EBIT margin, market risk adjusted EBIT multiple and a discount rate appropriate in the circumstance, as follows:

•	Model: forecasted 2023- 2028, utilized 3 year run rate December 2025 EBIT applied against an EBITDA multiple and discounted
•	Projected 3 year run rate revenue of €72.6 million based on (0.44% annual market penetration of ~400m addressable U.S. and E.U. female population) or 151,375 units per year priced at €40 per unit, resulting in €30.0 million EBIT
•	EBITDA Multiple: 6x: 2/3 less than 19x multiple for observed public company comparables for risk
•	Discount rate (risk adjusted): 40%, given the nature of risk associated with a pre-revenue company and new product

Management’s December 2025 run rate estimated cash flow and the resulting valuation are reasonable and can be viewed as reliably estimable because the key drivers—price, unit volume, margins and multiples—sit within observable industry ranges, with the main stretch (high EBIT per unit) explicitly compensated by conservative valuation parameters through the reduced/risk adjusted EBITDA multiple and higher discount rate. Overall, management concluded that the estimated fair value was reasonable in the circumstances, for the development stage of the intellectual property and the pre-revenue nature of the Company.

The fair value measurement was performed solely to establish the transaction price at initial recognition and does not represent an ongoing fair value measurement. The intellectual property is subsequently accounted for using the cost model under IAS 38 – Intangible Assets.

Sensitivity to Key Assumptions

Changes in key valuation assumptions, including projected cash flows, discount rates or EBITDA multiple would have an impact on the estimated fair value of the acquired intellectual property. In particular, changes in the discount rate, EBIT margin (result of reduced forecasted revenues or profitability) or EBTIDA multiple applied would impact the estimated fair value. Certain assumptions are interrelated, and changes in one assumption may magnify or offset the effect of changes in another. Changes to the key valuation assumptions utilized, as illustrated below, would produce the hypothetical following ranges of estimated fair value of the transaction:

•	3 year run rate EBIT €30M: -/+10%: (€27M = €59M, €33M =€72M)

•	EBITDA multiple 6x: -/+ .05%: (5.5x = €60M, 6.5x = €71M)

•	Discount rate 40%: -/+ 5%: (35% = €73M, 45% = €59M)

Intangible Assets – Impairment of Intellectual Property

At December 31, 2025 and 2024, the Company’s indefinite-lived intangible assets of €65.0 million was a single class of acquired technology that represents its core intellectual property and is a fundamental driver of the Company’s business model, revenue generation, and long-term strategy. These assets are accounted for under the cost model and are not amortized. As a result, the annual impairment assessment of these assets involves significant management judgment and estimation and has a material impact on the Company’s consolidated financial statements.

Determination of Indefinite Useful Life

The conclusion that the Company’s acquired intellectual property has an indefinite useful life requires significant judgment. In making this determination, management considers the expected period over which the intellectual property is anticipated to contribute to future cash flows, the absence of contractual, legal, regulatory, or economic factors that would limit its useful life, the Company’s ability to maintain and enhance the intellectual property through ongoing development efforts, and the expected pace of technological change within the relevant markets.

Management currently has determined that there is no foreseeable limit to the period over which the Company’s intangible assets are expected to generate net cash inflows. This conclusion is based on:

•	the platform nature of the underlying thermographic and temperature-mapping technology, which can be applied across multiple current and future product categories and medical indications;
•	the Company’s licensing-based commercialization model, which enables the technology to be monetized through successive licensing arrangements in different geographic markets and product applications; and
•	the Company’s strategy of continuous research, development, and incremental patent filings, which management expects will extend the commercial relevance of the technology beyond the life of any single patent or product.

Given the Company’s stage of development and evolving market dynamics, changes in competitive conditions, technological disruption, or regulatory developments could result in a reassessment of the asset’s useful life, which could lead to the commencement of amortization and materially affect future operating results. The Company reviews the classification of its intangible assets as having an indefinite useful life at least annually, and more frequently if events or changes in circumstances indicate that the classification may no longer be appropriate. In this regard, factors that could result in a reclassification to a finite useful life include, but are not limited to: i) significant adverse changes in regulatory requirements that restrict commercialization of products incorporating the technology; ii) the emergence of competing technologies that materially reduce the expected future economic benefits; iii) the loss or non-renewal of key licensing arrangements without suitable replacements; or iv) the expiration of patent protection without the successful development of replacement or follow-on intellectual property.

Impairment Testing Methodology

Indefinite-lived intangible assets are tested for impairment annually, and more frequently if events or changes in circumstances indicate that the assets may be impaired. For impairment testing purposes, the carrying amount of the intellectual property is allocated to the cash-generating unit (“CGU”) that is expected to benefit from the use of the asset.

The recoverable amount of the CGU is determined based on value in use, which represents the present value of the future cash flows expected to be derived from the continued use of the CGU. This approach reflects management’s assessment of the economic benefits expected to be generated by the intellectual property through its use in the Company’s operations. Because the recoverable amount was determined using a value in use methodology, the impairment assessment does not represent a fair value measurement.

Key Assumptions and Estimation Uncertainty

The value in use calculation is highly sensitive to changes in assumptions and requires management to make estimates regarding future performance that are inherently uncertain, particularly in light of the Company’s limited operating history as a public company.

The most significant assumptions include:

•	the size of the addressable target population and expected market adoption of our non-invasive home tests;
•	anticipated pricing in the United States and international markets;
•	the duration of patent product design;
•	the probability of achieving the regulatory requirements within projected development timelines; and
•	forecasted revenues, costs of goods sold, and required selling and marketing expenses, in developing distribution agreements with third parties.

We apply risk-adjusted discount rates to reflect uncertainties inherent in the commercialization of our products. Because these estimates are inherently subjective and based on factors outside of our control, actual results could differ materially. A change in any key assumption—such as slower-than-expected market uptake, reduced pricing, earlier-than-anticipated entry of a competing product, or delays due to regulations — could have a material impact on the carrying value of our IP and our results of operations.

Cash flow forecasts are derived from management’s internally developed strategic plans and reflect assumptions that may differ materially from actual results.

Sensitivity to Changes in Assumptions

Because the intellectual property represents a significant portion of the Company’s total assets, relatively small adverse changes in key assumptions could result in the recoverable amount of the CGU falling below its carrying amount and the recognition of a material impairment charge. Such changes could include lower-than-expected revenue growth, delays in commercialization, increased competitive pressure, higher operating costs, or increases in discount rates.

The Company has not recognized an impairment loss for its indefinite-lived intangible assets to date; however, future impairments could be material and could have an adverse effect on the Company’s results of operations and financial position.

The Company’s estimate of the value in use amount as of December 31, 2025 has increased since the acquisition of the acquired technology in 2023 due to regulatory registration of its products, technical milestones achieved and the signing of a 10 year $220 million global distribution agreement that supports commercial forecasts.

Impairment Losses

If the carrying amount of the CGU exceeds its recoverable amount, an impairment loss is recognized in profit or loss. Impairment losses recognized for indefinite-lived intangible assets are not reversed in subsequent periods.

See “Risk Factors — We may not fully recover the value of our intellectual property portfolio” for additional discussion of the uncertainties inherent in management’s estimates and the potential for such estimates to differ materially from the amounts reflected in our financial statements.

Going Concern

Management believes the Company is a going concern and has sufficient sources of cash to operate the Company for the next twelve months based on the combination of anticipated future cash flows from the NeuRX license agreement and the on-going financial support from Jack Kaye, the Company’s CEO and additional financings in the first quarter of 2026.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Our board of directors consists of eight directors, the majority of which are independent. The following table presents information about our current executive officers and independent members of our board of directors.

Directors	Age	Title	Date appointed Ireland entity*
Sir Eric Peacock	80	Non-Executive Chairman	6th January 2025

Jack Kaye	73	Chief Executive Officer	25th September 2024

David Over	62	Chief Commercial Officer	25th September 2024

Andreas Ttofi	35	Chief Financial Officer	2nd December 2025

Kevin Riches	62	Non-Executive Director	6th January 2025

Susan M King	62	Non-Executive Director	6th January 2025

Julian F Sluyters	65	Non-Executive Director	6th January 2025

Jan Dulman	52	Non-Executive Director	2nd December 2025

*some directors were previously at various times, directors of Davion Healthcare Plc registered in Cyprus, prior to the Company being re-domiciled in Ireland. The above table refers to appointments to the board of the Irish registered Company Davion Healthcare Plc which was first registered on the 25th September 2024.

Jack Kaye – Chief Executive Officer

With over 45 years business experience across the telecom, technology and healthcare sectors, Mr. Kaye established one of the first mobile phone network resellers in the early eighties which was sold on to Hutchison Whampoa and formed part of what became the Orange mobile phone network in the UK. Mr. Kaye is also on the boards of a number of private SME companies.

He is a Serial Entrepreneur and has a history of developing a number of successful businesses, many from a start-up position, and has held Executive positions including that of CEO, on the boards of a number of Private and Publicly Quoted Companies in both Europe and North America.

Jack is engaged as CEO of the Company under a service contract dated January 1, 2024.

Sir Eric Peacock – Chairman (Non-Executive)

Sir Eric Peacock is the Chairman of IPro Sport Holdings Ltd (hydration drinks), Buckley Jewelry Ltd, Stevenage Packaging Ltd, Kingfisher Beer Europe Ltd and is the Senior Non-Executive Director of Bango Plc.

He was formerly a Non-Executive Director at the government business United Kingdom Export Finance and has previously sat on a number of other government boards namely United Kingdom Trade and Investment, Foreign and Commonwealth Office and the Department for Innovation and Skills.

He has a wide ranging experience of start up’s, turnarounds, financing, acquiring, disposal and floatation with a significant international background having run businesses in Australia, New Zealand, South Africa, France and Ireland. Sir Eric was knighted in 2003 for his services to International Trade.

He is also Chairman of the charity The Big Cat Sanctuary and the charities Uniqueness and The AB Trust both of which focus on disadvantaged children and young adults.

David Over – Chief Commercial Officer

David has over 30 years of extensive international leadership serving at the C-Level for a variety of British and American companies. He has helped them transform and align their strategies, marketing, products, people and systems to accelerate breakthrough growth. He has held leadership positions as CEO, COO and CMO.

With a solid track record of success leading financial growth, digital transformations, operational change, building start-ups within global businesses, and rapidly developing businesses. David has been actively involved in development and funding of a number of public and private companies in the UK and USA.

Providing executive leadership across major business areas: Operations, Strategy, M&A, Marketing, Sales, Partnerships & Alliances across a variety of B2B and B2C sectors, including digital marketing, magazine publishing, fintech and environmental energy.

Andreas Ttofi – Chief Financial Officer

Andreas Ttofi is a fully qualified ACCA Member and accomplished accountant with more than a decade of professional experience spanning audit, financial reporting, tax compliance, and operational finance. Since 2012, he has delivered high-level accounting and advisory services to a broad portfolio of corporate and private clients across multiple industries, earning a reputation for technical precision, regulatory integrity, and dependable execution.

Andreas has extensive expertise in statutory accounts preparation, audit oversight, Capital Gains Tax analysis, and self-assessment compliance. His background also includes significant responsibility for payroll administration, staff remuneration, tax submissions, and the management and safeguarding of corporate funds. His approach is characterized by meticulous attention to detail, strong governance discipline, and adherence to the highest standards of professional ethics.

He is committed to continuous professional development and maintains up-to-date proficiency in evolving accounting standards, financial regulations, and best-practice corporate reporting frameworks.

As Chief Financial Officer, Andreas brings a strong blend of analytical capability, operational leadership, and regulatory compliance expertise, ensuring robust financial stewardship and contributing to the long-term growth, transparency, and stability of the organization.

Kevin Riches – Non-Executive Director

Kevin has a background in starting, building and selling companies, in sectors ranging from technology re-manufacture and sales and mobile communication. He has a specialty in supporting and growing established businesses.

He has worked within management teams to help define and develop strategy and to bring new clients as a part of the growth and diversification strategy. Current businesses outside of Davion include The Big Issue Group, The Big Exchange and Adalta International.

Susan M King – Non-Executive Director

Ms. King is a Board Director, private investor, senior executive and advocate. She is a financial services executive with extensive experience in global asset management and investment banking.

Ms. King serves on several corporate and non-profit boards. She is an active investor in early-stage companies directly through her membership in Golden Seeds.

Ms. King earned a B.A. in Economics cum laude from Claremont McKenna College. She is based in New York.

Julian F. Sluyters – Non-Executive Director

Julian F. Sluyters has been in the financial services industry his entire career. He spent the first 10 years of his career in public accounting, where his primary industry focus was banks and asset management firms, and the mutual funds which they sponsored. For the past 30 years, Mr. Sluyters has served in various capacities working for several asset management firms. His roles have been varied. These include the CEO of a global mutual fund firm, CEO of a major European fund services company, and several asset management COO roles based in the United States. In connection with these roles, he has also served as the Chief Financial Officer of a large mutual fund complex, and the CEO and President for several fund complexes, both in the United States and Europe. He has a BS degree in accounting and finance from Lehigh University, Pennsylvania, USA. Mr. Sluyters is a certified public accountant (inactive) in the State of New York, USA.

Julian brings an unparalleled amount of Board experience, serving as the CEO for over 20 different mutual funds boards (in the US and Europe), as well as serving as an interested Trustee for over five different US and EU boards. Mr. Sluyters has been dealing with corporate boards for practically his entire professional career, which started in 1982. He also qualifies as an audit committee financial expert. Mr. Sluyters has a wealth of private equity and alternative asset class experience and currently serves on the advisory Board of EQX Biome, a New York-based biodiversity impact company focused on the mission of mobilizing financial markets towards protecting the world’s remaining biodiversity. He is based in the United States.

Jan Dulman – Non-Executive Director

Jan Dulman is a seasoned Certified Public Accountant (CPA) and Chief Financial Officer (CFO) with a rich professional journey marked by dynamic growth and impactful leadership.

Kicking off his career in the financial hub of Stamford, CT, Jan embarked on his professional journey at a small public accounting firm. It was here that he honed his expertise, laying down the foundational skills that would pave the way for his future success. He joined a public gold and mining exploration company as the Controller in 2005, became the CFO in 2007 and serves an outsourced CFO role on a limited basis to this day.

In 2010, Jan took a bold step forward by founding a new CPA partnership that reflected his diverse skill set and comprehensive background in finance. Building on this momentum, Jan orchestrated a strategic merger in 2015, integrating his firm into a prominent national practice. In his role as a Partner and leader within this organization, Jan spearheaded the development and support of the firm’s Attest Services division. Jan recognized the potential for expansion into specialized areas of financial services, and under his guidance, later developed and managed national SEC and Broker Dealer practice.

Throughout his career, Jan has been intimately involved in numerous high-stakes projects, including the management of registration statements. Notably, he played a pivotal role in overseeing one of the largest Regulation A filings in history, demonstrating his ability to navigate complex regulatory landscapes with finesse and precision.

Additional Information

There are no family relationships between any of the executive officers or independent directors named above.

We are not aware of any other arrangements or understandings with major Investors , customers, suppliers or others, pursuant to which any person referred to above was selected as a director.

B.	Compensation

The independent and executive directors both have chosen to freeze and waive their respective service fees, until such time that the Company’s ordinary shares are listed on Nasdaq. As such, there were no service fees incurred in 2025, €0, or any other related renumeration owed to the board of directors. Additionally, Mr. Kaye’s and Mr. Over’s 2025 service agreements, detailed below, were cancelled on January 1, 2026. Mr. Kaye and Mr. Over have agreed that the new Service Agreements shall be established immediately prior to, or within fourteen days following, the listing of the Company’s securities on a regulated stock exchange. Such new agreement shall: reflect the current operational and financial position of the Company as a pre-revenue entity; and provide for compensation, benefits, and incentive arrangements commensurate with those typically applicable to executives of comparable small-capitalization publicly listed companies.

Our CFO’s service agreement was entered into in December 2025 and does not accrue any costs until such time that the Company’s ordinary shares are listed.

Jack Kaye — Chief Executive Officer

Mr. Kaye is party to a rolling service agreement with the Company that may be terminated by either party upon 12 months’ written notice. Mr. Kaye is entitled to a base salary of €150,000 per calendar month and reimbursement of reasonable expenses incurred in the performance of his duties. The agreement does not currently provide for any bonus, incentive compensation, or severance benefits beyond continued salary and benefits during the applicable notice period. This agreement was cancelled on January 1, 2026.

David Over — Chief Commercial Officer

Mr. Over is party to a rolling service agreement with the Company that may be terminated by either party upon three months’ written notice. Mr. Over is entitled to a base salary of €100,000 per calendar month and reimbursement of reasonable expenses incurred in the performance of his duties. The agreement does not currently provide for any bonus, incentive compensation, or severance benefits beyond continued salary and benefits during the applicable notice period. This agreement was cancelled on January 1, 2026.

Andreas Ttofi — Chief Financial Officer

Mr. Ttofi is party to a rolling service agreement with the Company that commences on the first day of listing, and which may be terminated by either party upon three months’ written notice. Mr. Ttofi is entitled to a base salary of €10,000 per calendar month and reimbursement of reasonable expenses incurred in the performance of his duties. The agreement does not currently provide for any bonus, incentive compensation, or severance benefits beyond continued salary and benefits during the applicable notice period.

The Company has five non-executive Directors whose remuneration will commence on listing of the Company’s Ordinary Shares and will receive a combined annual income of approximately €700,000 (50% in cash and 50% in shares).

No monies have been set aside or accrued to provide pension, retirement or other similar benefits to any of our executive officers and non-executive directors.

C.	Board Practices

Board of Directors

Our board of directors consists of eight directors, the majority of which are independent. The board consists of three executive directors, Jack Kaye as CEO, Andreas Ttofi as Chief Financial Officer, and David Over as Chief Commercial Officer, with five independent non-executive directors, Sir Eric Peacock, Kevin Riches, Susan King, Julian Sluyters and Jan Dulman. A director is not required to hold any shares in our Company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested provided (a) such director, if his interest in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the Company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the Company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We established three committees under the board of directors immediately upon the effectiveness of our registration statement on Form F-1 in November: an audit committee, a compensation committee and a nominating and corporate governance committee. We adopted a charter for each of the three committees. Each committee’s functions are described below.

The audit committee (comprising of Jan Dulman, Sir Eric Peacock, Susan M King and Julian F Sluyters) will oversee our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee will be responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the annual Reviewed financial statements with management and the independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

The compensation committee (comprising Julian Sluyters, Kevin Riches and Sir Eric Peacock) will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, compensation for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

The nominating and corporate governance committee (comprising of Sir Eric Peacock, Susan M King and Kevin Riches), will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•	selecting and recommending to the board nominees for election by the Investors or appointment by the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•	advising the board periodically regarding significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Ireland law, our directors owe fiduciary duties to our Company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening Investors’ annual and extraordinary general meetings and reporting its work to Investors at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of the officers;

•	exercising the borrowing powers of our Company and mortgaging the property of our Company; and

•	approving the transfer of Ordinary Shares in our Company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders or by the board. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) is found by our Company to be or becomes of unsound mind.

Agreements and Indemnification Agreements

We have entered into service agreements with each of our three executive officers, Jack Kaye, Andreas Ttofi, and David Over. See section B. Compensation for additional information. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our Company.

Because we are a foreign private issuer, it is not required to comply with all of the corporate governance requirements set forth in NASDAQ Rule 5600 as they apply to U.S. domestic companies.

Indemnification of Directors and Officers and Limitations of Liability

Subject to exceptions, the Companies Act 2014 of Ireland, (the “Companies Act 2014”) does not permit a company to exempt a director or certain officers from, or indemnify a director against, liability in connection with any negligence, default, breach of duty or breach of trust by a director in relation to the company.

The exceptions allow a company to: (a) purchase and maintain directors and officers insurance against any liability attaching in connection with any negligence, default, breach of duty or breach of trust owed to the company; and (b) indemnify a director or such other officer against any liability incurred in defending proceedings, whether civil or criminal, (i) in which judgment is given in his or her favor or in which he or she is acquitted or (ii) in respect of which an Irish Court grants him or her relief from any such liability on the grounds that he or she acted honestly and reasonably and that, having regard to all the circumstances of the case, he or she ought fairly to be excused for the wrong concerned.

The Articles includes a provision which, subject to the provisions of the Companies Act 2014 as aforesaid, entitles every present and former director and other officer of the Company to be indemnified out of the assets of the Company (other than any person (whether an officer or not) engaged by the Company as auditor) against any loss or liability incurred by him or her for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company or otherwise incurred by him or her in the execution and discharge of his or her duties to the Company.

Under the Companies Act 2014 and the Articles, the Company may purchase and maintain directors’ and officers’ liability insurance, at the expense of the Company, for the benefit any of its present and former Directors and other officers.

D.	Employees

As of December 31, 2025 and 2024, we had no full-time or part time employees. Management functions, including our executive officers, are contracted as service providers.

E.	Share Ownership

Beneficial ownership of our Directors

The following table sets forth certain information as of March 28, 2026, regarding the beneficial ownership by each of our directors:

Directors	Shares Held (1)	Percentage Ownership (2)

Sir Eric Peacock	10,000	0.04%
Jack Kaye	10,268,948	41.07%
David Over	1,217,000	4.86%
Kevin Riches	5,000	0.02%
Julian F Sluyters	5,000	0.02%
Susan King	5,000	0.02%
Jan Dulman	10,000	0.04%
Andreas Ttofi	Nil	0.00%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Share options that have a performance condition related to the share price of the equity of the Company are deemed to be exercisable irrespective of whether the performance condition has been, or is expected to be, satisfied within 60 days of the date of this table. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 25,000,000 ordinary shares outstanding.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

As of March 28, 2026, there were 25,000,000 Ordinary shares outstanding. Such total excludes 225,000 Ordinary shares issuable upon the Company being listed on Nasdaq and 139,925 Ordinary shares issuable upon the exercise of outstanding warrants issued in March 2026.

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares, as of March 28, 2026, by each person who we believe beneficially owns 5% or more of our outstanding ordinary shares and all of our directors and our affiliates as a group. Except as otherwise noted, all of the persons and groups shown below have sole voting and investment power with respect to the shares indicated.

Shareholders with 5% or more of the issued share capital.

Entity	Shares	Shares Held (1)	Percentage (2)
Rallinson Ltd.*	Direct	3,860,530	15.44%
Rallinson Corp.*	Direct	1,245,000	4.98%
Jack Kaye, CEO*	Direct	5,163,418	20.65%

Affiliates & directors as a group** (1)		11,520,948	46.07%

*The beneficial owner of both Rallinson Ltd. and Rallinson Corp. is Mr. Jack Kaye. Collectively, Jack Kaye’s combined shareholding in the Company amounts to 10,268,948 ordinary shares held, which is 41.07% of the issued share capital.

** Amounts is inclusive of Mr. Kaye’s 41.07% shares under common control.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Share options that have a performance condition related to the share price of the equity of the Company are deemed to be exercisable irrespective of whether the performance condition has been, or is expected to be, satisfied within 60 days of the date of this table. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 25,000,000 ordinary shares outstanding

Significant Changes in the Ownership of Major Shareholders

On June 30, 2024, advances to the Company by Jack Kaye amounting to €4.6 million were converted into 491,979 shares at a conversion rate equivalent to one ordinary share for every $10 (Euro conversion equivalent to) owed.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

B.	Related Party Transactions

Advances from related parties

As the single largest shareholder, Jack Kaye our CEO, controls 41% of the ordinary shares of Company and is the sole provider of operational funding. At December 31, 2025, and 2024, Mr. Kaye was owed advances of €907,671 and €30,804, respectively, through companies that he controls, including Malbrite Limited, Rallinson Corporation and Davion Healthcare Corporation. Mr. Kaye has pledged his financial support that is necessary for 12 months from the date of issuance of these financial statements.

On June 30, 2024, advances to the Company by Jack Kaye amounting to €4.6 million and €1.0 million in fees due David Paul Alexander Over, a director of Davion Healthcare Plc, were converted into 598,246 shares at a conversion rate equivalent to one ordinary share for every $10 (Euro conversion equivalent to) owed.

Remuneration of key management personnel

In January 1st 2025, the Chief Executive Officer, Jack Kaye and the Chief Commercial Officer, David Paul Alexander (“the Executive Directors), entered into service agreements with the Company in exchange for annual renumeration of €1,800,000 and €1,200,000, respectively including other executive level benefits. In March of 2025, the Executive Directors agreed to freeze their service contracts without any accrual being credited, until such time the Company is listed on a public exchange. In January 2026, these service agreements were cancelled with no fees owing through December 31, 2025. The parties have agreed that new Service Agreements shall be established immediately prior to, or within fourteen days following, the listing of the Company’s securities on a regulated stock exchange. Such new agreement shall: reflect the current operational and financial position of the Company as a pre-revenue entity; and provide for compensation, benefits, and incentive arrangements commensurate with those typically applicable to executives of comparable small-capitalisation publicly listed companies.

In December 2025 Andreas Ttofi, was appointed as the Company’s Chief Financial Officer and an Executive Director on the Board. Mr. Ttofi’s service agreement provides for a monthly salary of €10,000 plus other benefits, which will begin to accrue upon the Company being listed on Nasdaq.

In January 2025 the Company added four additional independent directors and in December added one additional independent director to the Board of Directors. The independent directors have agreed to have their compensation frozen without any accrual being credited in 2025 and until such time that the Company is listed on a public exchange, at which time their renumeration will commence.

For the year ended December 31, 2024, the Company incurred €400,000 with regards to director fees by David Paul Alexander Over, a director of Davion Healthcare Plc. and €600,000 with regards to service fees by Jack Kaye, a director of Davion Healthcare Plc.

Indemnity Agreements

We have entered into customary agreements with each of our current directors and executive officers to indemnify them to the fullest extent permitted by law, subject to limited exceptions.

Related Person Transaction Policy

Our Board of Directors has adopted an interested party transaction policy, which governs the identification, reporting and approval of transactions with interested parties.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18. “Financial Statements.”

Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings related to claims arising out of our operations. We are not currently a party to any material legal proceedings, including any such proceedings that are pending or threatened, of which we are aware, other than as disclosed herein.

Dividend Policy

We have not paid a cash dividend on our ordinary shares and do not intend to pay cash dividends in the foreseeable future. The payment of dividends will be at the discretion of our board of directors, subject to certain requirements of Ireland law. In addition, our Investors may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Ireland law, namely that our Company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

B.	Significant Changes

Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2024.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

Not applicable.

B.	Plan of Distribution

Not applicable.

C.	Markets

Not applicable.

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Copies of our Articles are filed as Exhibit 3.1 to this Annual Report.

Irish Law

Davion Healthcare Plc’s is incorporated in Ireland and is registered as a private Company limited by shares under the Companies Act 2014. Pursuant to Irish law, Davion Healthcare Plc must maintain a register of its members. This register is open to inspection by members free of charge and to any individual on the payment of a small fee. The books containing the minutes of proceedings of the general meetings of Davion Healthcare Plc are required to be kept in Ireland and are kept at the registered office of the Company and are open to the inspection of any member without charge. Minutes of meetings of the board of directors are not open to scrutiny by shareholders. Davion Healthcare Plc is also obliged to keep proper accounting records. Shareholders have no statutory right to inspect the accounting records of the Company . The only financial records, which are open to the members, are the statutory financial statements, which are sent to members together with the Annual Report. Irish law also obliges Davion Healthcare Plc to file information regarding certain events relating to the Company (such as changes to share rights, changes to the board of directors etc). This information is filed with the Companies Registration Office in Ireland and is open to public inspection. The Companies Act 2014 permits members to approve corporate matters in writing provided that the relevant resolution is signed by all the members for the time being entitled to vote and attend at general meeting. A general meeting can be convened by members which hold not less than 50 per cent of the paid up share capital of the Company carrying the right of voting at general meetings of the Company . In addition, the directors of the Company are required to convene a general meeting forthwith upon the deposit of a requisition signed by members holding not less than one-tenth of the paid up capital of the Company carrying the right of voting at general meetings of the Company. Davion Healthcare Plc is generally permitted, subject to Irish company law, to issue shares with preferential rights, including preferential rights as to voting, dividends or rights to a return of capital on a winding up of the Company . Any member who complains that the affairs of the Company are being conducted or that the powers of the directors of the Company are being exercised in a manner oppressive to them or any of the members (including themselves), or in disregard of their interests as members, may apply to the Irish Courts for relief. Shareholders have no right to maintain proceedings in respect of wrongs done to the Company.

Directors have extensive and wide–ranging duties under Irish law. These arise from both common law and statute (principally the Companies Act 2014, which codified a number of key fiduciary duties). Our directors owe their duties individually and primarily to Davion Healthcare Plc and not its shareholders (although there is a requirement that directors consider the interests of employees in addition to those of the Company). Additionally, directors will also need to have regard to the interests of creditors, where a director believes, or has reasonable cause to believe, that a company is, or is likely to be, unable to pay its debts, or becomes aware of the company’s insolvency. All of the directors have equal and overall responsibility for the management of the Company (although directors who also serve as employees will have additional responsibilities and duties arising under their employment agreements and may be expected to exercise a greater degree of skill and diligence than non-executive directors). Those duties include duties to act in good faith in the interests of Davion Healthcare Plc, act honestly and responsibly in the conduct of the Company’s affairs, act in accordance with the Company’s Constitution and exercise their powers only for purposes allowed by law, not use the Company’s property for their own or a third party’s, benefit (unless duly authorised), not agree to restrict their power to exercise an independent judgment (subject to limited exceptions) and avoid conflicts of interests (unless they are properly released). A director must exercise the care, skill and diligence which would be exercised in the same circumstances by a reasonable person having the knowledge and experience that (a) may reasonably be expected of a person in the same position as the director and (b) which that particular director has. Other statutory duties include ensuring the maintenance of proper books of account, having annual accounts prepared, having an annual audit performed, maintaining certain registers and making certain filings as well as the disclosure of personal interests. When directors, as agents in transactions, make contracts on behalf of the Company, they generally incur no personal liability under these contracts. It is Davion Healthcare Plc, as principal, which will be liable under them, as long as the directors have acted within Davion Healthcare Plc’s objects and within their own authority. A director who commits a breach of their duties shall be liable to Davion Healthcare Plc for any profit made by them or for any damage suffered by Davion Healthcare Plc as a result of the breach. In addition to the above, a breach by a director of their duties may (where relevant) lead to the summary dismissal of the director, civil or criminal sanction from a Court, including penalties or imprisonment, and/or the imposition of orders restricting or disqualifying the director from acting as a director.

C.	Material Contracts

Other than contracts entered into in the ordinary course of business, the following represents the material contracts entered into by the Issuer:

In 2025 the Company entered into an advisory agreement with Revere Securities LLC in connection with its proposed Nasdaq direct listing. Under the terms of the agreement, upon the successful completion of the direct listing the advisor is entitled to receive 125,000 ordinary shares of the Company and a cash fee of $200,000 plus reimbursable expenses up to $100,000.

The Company’s CEO, Jack Kaye, has provided financing to the Company since inception through Related party advances. Such advances have been partially settled through the issuance of ordinary shares in June 2024. At December 31, 2025, the outstanding balance is At December 31, 2025, and 2024, Mr. Kaye was owed advances of €907,671 and €30,804, respectively, through companies that he controls, including Malbrite Limited, Rallinson Corporation and Davion Healthcare Corporation. Advances by our CEO are non-interest-bearing, unsecured, and repayable only upon completion of a future capital raise and the Company is in a financial position to do so without prejudice to its ongoing operations. Mr. Kaye has pledged his financial support that is necessary for 12 months from the date of issuance of these financial statements.

D.	Exchange Controls

Except as indicated below, there are no restrictions on non-residents of Ireland dealing in Irish securities (including shares of Irish companies such as the Company). Dividends and redemption proceeds also continue to be freely transferable to non-resident holders of such securities.

As an EU Member State, EU Council Regulations which implement EU and UN sanctions decisions automatically have direct effect in Irish law once they enter into force at EU level. Ireland does not currently operate an autonomous sanctions policy which departs from EU and UN sanctions decisions. At present EU Council Regulations prohibit financial transfers involving a number of persons, entities and bodies, which are subject to amendment on an ongoing, regular basis and currently include, but are not limited to: certain persons and activities in Afghanistan, Belarus, Bosnia & Herzegovina, Burundi, the Central African Republic, Democratic Republic of Congo, the Republic of Guinea, the Republic of Guinea-Bissau, Haiti, the Democratic People’s Republic of Korea, Egypt, Eritrea, Iran, Iraq, Lebanon, Libya, Myanmar/Burma, Nicaragua, Russia, Syria, Somalia, South Sudan, Sudan, Tunisia, Turkey, Ukraine, Venezuela, Yemen, and Zimbabwe without the prior permission of the Central Bank of Ireland.

Under the Financial Transfers Act 1992 (the “1992 Act”), the Minister for Finance of Ireland may make provision for the restriction of financial transfers between Ireland and other countries. Financial transfers are broadly defined the acquisition or the disposal of Ordinary Shares, which represent shares issued by and Irish incorporated company, and associated payments may fall within this definition. Dividends or payments on the redemption or purchase of shares and payments on the liquidation of an Irish-incorporated company would fall within this definition. Any orders made under the 1992 Act typically align with the EU and UN sanctions decisions as Ireland does not operate an autonomous sanctions policy at present.

Any transfer of, or payment in respect of, ordinary shares involving the government of any country that is currently the subject of EU or UN sanctions, any person or body controlled by any of the foregoing, or any person acting on behalf of the foregoing, may be subject to restrictions pursuant to such sanctions as implemented into Irish law. The Company does not anticipate that orders made under the 1992 Act or EU or UN sanctions implemented into Irish law will have a material effect on its business.

E.	Taxation

The following summary of the material Ireland and U.S. federal income tax consequences of an investment in the Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the Ordinary Shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than Ireland and the United States.

Ireland Taxation

Ireland currently levies 12.5% on profits of corporations. based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of Ireland, except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of Ireland. Ireland is a party to double tax treaties with both the USA and the United Kingdom. There are no exchange control regulations or currency restrictions in Ireland.

Payments of dividends and capital in respect of our Ordinary Shares may be subject to taxation in Ireland, however non-Irish resident holders can usually claim an exemption or a refund of any Irish Dividend withholding tax (DWTT) derived from the disposal of our Ordinary Shares or Ordinary Shares.

No stamp duty is payable in respect of the issue of the shares or Ordinary Shares, but an instrument of transfer in respect of a share may incur 1% stamp duty dependent on whether the transaction relates to an Irish or non-Irish resident holder, or whether it is exempt through exemptions where trading takes place on a regulated approved market such as Nasdaq.

To promote the growth of Irish public companies, in 2026 the Irish government removed the 1% stamp duty on all share transfers by companies with market capitalizations below 1 billion Euros. To take advantage of the exemption, companies must make a valid annual notification to the Irish Revenue Commissioners to trigger the exemption period. As such, Davion has secured such exemption through December 31, 2026 and intends to reapply annually subject to being below the market capitalization. Irrespective of this exemption being in place, Nasdaq on market trades continue to be exempt from stamp duty.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the Ordinary Shares by a U.S. Holder (as defined below) that acquires the Ordinary Shares and holds the Ordinary Shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, alternative minimum tax, and other non-income tax considerations or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of the Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•	banks and other financial institutions;

•	insurance companies;

•	pension plans;

•	cooperatives;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;

•	certain former U.S. citizens or long-term residents;

•	tax-exempt entities (including private foundations);

•	holders who acquire their Ordinary Shares pursuant to any employee share option or otherwise as compensation;

•	investors that will hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•	investors that have a functional currency other than the U.S. dollar;

•	investors subject to special tax accounting rules as a result of any item of gross income with respect to Ordinary Shares being taken into account in an “applicable financial statement” (as defined in the Code);

•	persons that actually or constructively own 10% or more of our stock (by vote or value); or

•	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Ordinary Shares through such entities;

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of the Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the Ordinary Shares or our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding Ordinary Shares or our Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in the Ordinary Shares or our Ordinary Shares.

Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions paid on the Ordinary Shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Ordinary Shares. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on the Ordinary Shares will not be eligible for the dividends received deduction allowed to corporations. A non-corporate U.S. Holder will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the shares are readily tradeable on an established securities market in the United States, (2) we are neither a PFIC nor treated as such with respect to such a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. We expect the Ordinary Shares, which we have applied to list on the Nasdaq, will be readily tradeable on an established securities market in the United States. There can be no assurance, however, that the shares will be considered readily tradeable on an established securities market in later years.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on the Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such Ordinary Shares. Any capital gain or loss will be long-term if the Ordinary Shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gain of non-corporate U.S. Holders is generally eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of the Ordinary Shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds the Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition of Ordinary Shares. Under the PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;
•	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;
•	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and
•	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds Ordinary Shares and any of our SUBSIDIARY, our variable interest entities or any of the SUBSIDIARY of our variable interest entities is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our SUBSIDIARY, our variable interest entities or any of the SUBSIDIARY of our variable interest entities.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded. For those purposes, the Ordinary Shares, but not our Ordinary Shares, will be treated as marketable stock upon their listing on the Nasdaq. We anticipate that the Ordinary Shares should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Ordinary Shares over the fair market value of such Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of the Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns Ordinary Shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. Investors should consult their tax advisors regarding the U.S. federal income tax consequences of owning and disposing of your Ordinary Shares if we are or become a PFIC.

Our directors, officers and holders of more than 5% of the Company’s outstanding Ordinary Shares as of the effective date of our F-1 registration statement have agreed, subject to certain exceptions, to a ninety day “lock-up” period from the effective date of the our F-1 registration statement of which this Annual Report forms a part with respect to the Ordinary Shares that they beneficially own, including the issuance of shares upon the exercise of convertible securities and options that are currently outstanding or which may be issued.

Information Reporting and Backup Withholding

Distributions made with respect to ordinary shares and proceeds from the sale, exchange or other disposition of ordinary shares may be subject to information reporting to the IRS and to US backup withholding tax. Backup withholding will not apply, however, if the U.S. Holder (i) is a corporation or comes within certain exempt categories, and demonstrates its eligibility for exemption when so required, or (ii) furnishes a correct taxpayer identification number and makes any other required certification.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

Information with Respect to Foreign Financial Assets

U.S. persons that hold certain specified foreign financial assets, including stock in a foreign corporation, with values in excess of certain thresholds are required to file with their U.S. federal income tax return Form 8938, on which information about the assets, including their value, is provided. Taxpayers who fail to file the form when required are subject to penalties. An exemption from reporting applies to foreign assets held through certain financial institutions. Investors are encouraged to consult with their own tax advisors regarding the possible application of this disclosure requirement to their investment in ordinary shares.

In addition to the income taxes described above, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds will be subject to a 3.8% Medicare contribution tax on net investment income, which includes dividends and capital gains.

U.S. Holders may be subject to state or local income and other taxes with respect to their purchase, ownership and disposition of ordinary shares. U.S. Holders of ordinary shares should consult their own tax advisers as to the applicability and effect of any such taxes.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to the reporting requirements of the Exchange Act, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act, and in accordance therewith, we file reports and other information with the SEC, including Annual Reports on Form 20-F and reports on Form 6-K.

As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act.

In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

The SEC maintains an internet website that contains reports and other information regarding issuers that file electronically with the SEC. This Annual Report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be viewed on the SEC’s website at www.sec.gov and on our website at www.davionhealthcare.com. The information contained on our website is not incorporated by reference into this Annual Report.

The documents concerning our Company which are referred to in this Annual Report may also be inspected at our offices located at The Cube Building, Monahan Road, Cork, T12 H1XY, Ireland.

I.	Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

Our activities expose us to a variety of market risks. Our primary market risk exposures relate to currency risk and geopolitical market risk. To manage these risks and our exposure to the unpredictability of financial markets, we seek to minimize potential adverse effects on our financial performance where possible.

Currency Risk

Currency risk manifests itself in transaction exposure, which relates to business transactions denominated in foreign currency required by operations (purchasing and selling) and/or financing (interest and amortization). We currently do not engage in transactional hedging or translational hedging to protect our net investment in our Cyprus operation. Under our NeuRX license agreement we will have future transactional exposure for consideration paid and liabilities recorded in U.S. Dollars in 2026. At December 31, 2025 our foreign currency cash balances outside the Euro are not significant.

Interest Rate Risk

Not applicable.

Qualitative information about Market Risk

Davion Healthcare Plc’s treasury policy is to manage financial risks arising in relation to or as a result of underlying business needs. The activities are carried out in accordance with board approved policies and are subject to regular internal review.

Item 12.	Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

Material Weakness in Internal Control over Financial Reporting

Management identified a material weakness in the Company’s internal control over financial reporting as of December 31, 2025, related to the design and operating effectiveness of controls over complex and non-routine transactions and the financial reporting process.

The material weakness was evidenced by a material misstatement in the Company’s previously issued financial statements for the year ended December 31, 2024, which required restatement. Specifically, the Company did not maintain effective controls over the identification, evaluation, and accounting for complex transactions under International Financial Reporting Standards, nor did it maintain sufficient formalized review controls over the preparation of financial statements and related disclosures.

The material weakness was primarily attributable to the Company’s transition to a public company environment, including the need to enhance its finance organization, processes, and controls to address the increased complexity and technical requirements associated with public company financial reporting. Additionally, the Company had limited personnel within its finance function during the period.

As a result of this material weakness, management concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2025.

Management has initiated remediation actions, including the enhancement of its finance function, formalization of accounting policies and procedures, and implementation of additional review controls over complex transactions and financial reporting processes. These remediation efforts are ongoing in 2026.

Attestation Report of the Registered Public Accounting Firm

As a foreign private issuer that qualifies as an emerging growth company, the Company is not required to provide, and this Annual Report does not include, an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act.

Changes in Internal Control over Financial Reporting

Except for the remediation activities described above, there were no changes in the Company’s internal control over financial reporting during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16.	Reserved

Item 16A.	Audit Committee Financial Expert

Jan Dulman is an independent director who joined as a member of the Audit Committee in December 2025. Our board of directors has determined that Mr. Dulman meets the definition of an audit committee financial expert, as defined in Item 401 of Regulation S-K.

Item 16B.	Code of Ethics

Davion Healthcare Plc has adopted a code of ethics that applies to the Chief Executive Officer, Chief Financial Officer and board members. Written copies of the code of ethics are available free of charge upon written request to us at the address on the first page of this Annual Report. If we make any substantive amendments to the code of ethics or grant any waivers, including any implicit waiver, from a provision of these codes to our Chief Executive Officer, Chief Financial Officer or board members, we will disclose the nature of such amendment or waiver on our website.

Item 16C.	Principal Accountant Fees and Services

Fees Billed by Independent Public Accountants

The following table sets forth, for each of the years indicated, the fees billed by our independent public accountants and the percentage of each of the fees out of the total amount billed by the accountants.

	Year ended December 31, 2025		Year ended December 31, 2024
	USD $’000%		USD $’000%
Audit	240	100%	–	0%
Total	240		–

Audit services include the audit of our consolidated financial statements and reviews of our interim financial statements, as well as work only the independent auditors can reasonably be expected to provide. Audit related services are for assurance and related services performed by the independent auditor, including any special procedures required to meet certain regulatory requirements. As our auditor was engaged for the first time in 2025, there were no audit fees billed in 2024.

Pre-Approval Policies and Procedures

Our Audit Committee has adopted policies and procedures for the pre-approval of audit and non-audit services rendered by our independent public accountants, WithumSmith+Brown, PC. As a matter of practice, the Audit Committee Chairman and Chief Financial Officer approve all audit and non-audit services prior to commencement of services.

Pre-approval may be given as part of the Audit Committee’s approval of the scope of the engagement of our independent auditor or on an individual basis. The pre-approval of services may be delegated to one or more of the Audit Committee’s members, but the decision must be presented to the full Audit Committee at its next scheduled meeting. The policy prohibits retention of the independent public accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the SEC, and also considers whether proposed services are compatible with the independence of the public accountants.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Share Buyback

Davion Healthcare Plc did not purchase any of its own shares during 2025 or 2024.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

NASDAQ Stock Market Rules and Home Country Practice

Under NASDAQ Stock Market Rule 5615(a)(3), foreign private issuers, such as our Company, are permitted to follow certain home country corporate governance practices instead of certain provisions of the NASDAQ Stock Market Rules. A foreign private issuer that elects to follow a home country practice instead of any of such NASDAQ requirements must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. Upon listing in 2026, we may provide NASDAQ with such a letter of non-compliance with respect to the following:

•	Rule 5605(b)(1) - The Rule requiring maintaining a majority of independent directors. Instead, under Irish law and practice, we are not required to appoint a majority of independent directors.

•	Rule 5605(b)(2) -The Rule requiring that our independent directors have regularly scheduled meetings at which only independent directors are present. Instead, under Irish law independent directors are not required to hold executive sessions.

•	Rule 5605(e) - The Rule regarding independent director oversight of director nominations process for directors. Instead, under Irish law and practice according to which our board of directors recommends directors for election/re-election by our shareholders.

•	Rule 5635(c) - The requirement to obtain shareholder approval for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the Company (Rule 5635(b)), certain transactions other than a public offering involving issuances of a 20% or more interest in the Company (Rule 5635(d)) and certain acquisitions of the stock or assets of another company (Rule 5635(a)). Instead, under Irish law and practices it provides for approving such procedures, according to which Board approval may suffice in certain circumstances, depending on the extent existing general authorities to issue shares are in place.

•	Rule 5605(c)(2) - The Rule requiring maintaining an audit committee consisting of at least three independent directors. Instead, Irish law requires that an audit committee have at least one independent director.

•	Rule 5605(d)(2) - The Rule requiring a compensation committee consisting of at least two independent directors. We have had a compensation committee, which we referred to as the remuneration committee.

•	Rule 5620(c) - The Rule requiring a quorum of 33 1/3% at any meeting of shareholders (Rule 5620(c)). Instead, we follow the provisions of our Articles which require a quorum of 40%. If a quorum is not present within 30 minutes (or such longer time not exceeding one hour as the chairperson of the meeting may decide to wait) after the time appointed for the holding of the meeting a quorum is not present, or if during the meeting a quorum ceases to be present, the meeting, if convened on the requisition of shareholders, shall be dissolved and in any other case, shall stand adjourned to the same day in the next week or to such other day and at such other time and place as the chairperson (or, in default, the board of directors) may, subject to the provisions of the Companies Act 2014, determine. If at such adjourned meeting a quorum is not present within 15 minutes after the time appointed for holding it, the members present in person or by proxy shall be a quorum, but so that not less than two individuals shall constitute a quorum.

Item 16H.	Mine Safety Disclosure

Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not applicable.

Item 16J.	Insider Trading Policies

We have adopted insider trading policies and procedures governing the purchase, sale, and/or other dispositions of our ordinary shares by directors, officers and employees, that are reasonably designed to promote compliance with insider trading laws, rules and regulations, and the Nasdaq listing standards.

Item 16K.	Cybersecurity

Davion Healthcare has not experienced any material cybersecurity incidents to date. Davion operates as a virtual Company with no employees, no on-premise servers and no internal corporate network, relying instead on third-party cloud and SaaS providers and the personal devices of its directors.

Davion’s Board oversees cybersecurity risk as part of its overall risk oversight responsibilities and has designated an executive director to coordinate cybersecurity matters, including oversight of key third-party providers and director-level security practices. Davion focuses its controls on contractual protections and oversight of critical third-party providers, use of reputable cloud platforms, and baseline security practices for director accounts and devices, including multi-factor authentication and encryption where available.

As of the date of this filing, Davion is not aware of any cybersecurity threats, including past incidents, that have materially affected or are reasonably likely to materially affect its business strategy, results of operations or financial condition.

Part III

Item 17	Financial Statements

The registrant has responded to Item 18 in lieu of responding to this item.

Item 18	Financial Statements

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page 71 of this Annual Report. The audit report of WithumSmith+Brown, PC (PCAOB ID 100), independent registered public accounting firm, is included herein preceding the audited consolidated financial statements.

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025 and 2024 Audited Consolidated Financial Statements

Notes to the Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS APPENDIX

Company registration number 772522 (Republic of Ireland)

DAVION HEALTHCARE PLC AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2025 AND 2024

65

DAVION HEALTHCARE PLC AND SUBSIDIARY

66

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Davion Healthcare Plc and Subsidiary:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Davion Healthcare Plc and Subsidiary (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2024.

/s/ Withum, Smith + Brown, PC

Philadelphia, Pennsylvania

March 31, 2026

PCAOB ID Number 100

DAVION HEALTHCARE PLC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

		YEAR ENDED DECEMBER 31,
	Notes	2025	2024

Administrative expenses		€(823,977)	€(1,312,194)
Research and development expenses		–	(8,159)
Operating loss	4	(823,977)	(1,320,353)
Income tax expense	6	–	–
Loss and total comprehensive loss for the year		€(823,977)	€(1,320,353)
Net loss per common share:
Basic and diluted		€(0.03)	€(0.06)
Weighted-average common shares outstanding:
Basic and diluted		25,000,000	22,909,836

The notes are an integral part of these consolidated financial statements.

DAVION HEALTHCARE PLC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Notes	2025	2024

ASSETS
Non-current assets
Intangible assets	7	€65,000,000	€65,000,000
Current assets
VAT receivable	9	17,033	8,138
Prepayments		122,507	–
Cash and cash equivalents		1,058	11
		140,598	8,149
Total assets		€65,140,598	€65,008,149

STOCKHOLDERS’ EQUITY
Share capital	15	€250,000	€250,000
Share premium	16	71,347,078	71,347,078
Deficit		(7,452,662)	(6,628,685)

Total stockholders’ equity		€64,144,416	€64,968,393

LIABILITIES
Non-current liabilities
Advances from related parties	10	€907,671	€–
Current liabilities
Trade and other payables	14	88,511	39,756

Total liabilities		996,182	39,756

Total stockholders’ equity and liabilities		€65,140,598	€65,008,149

The notes are an integral part of these consolidated financial statements.

The Consolidated Financial statements were approved by the board of directors and authorised for issuance on March 31, 2026 and are signed on its behalf by:

/s/ Jack Kaye	/s/ Andreas Ttofi
Jack Kaye	Andreas Ttofi
Director	Director

Company registration number 772522

DAVION HEALTHCARE PLC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Notes	Share capital	Share premium	Deficit	Total

Balance at December 31, 2023		€200,000	€64,877,415	€(5,308,332)	€59,769,083
Loss and total comprehensive income (loss) for the period		–	–	(1,320,353)	(1,320,353)
Transactions with Owners in their capacity as owners: Shares issued for repayment of advances and salaries	15	5,982	5,594,018	–	5,600,000
Transactions with Owners in their capacity as owners: Issue of share capital	15	44,018	875,645	–	919,663

Balance at December 31, 2024		€250,000	€71,347,078	€(6,628,685)	€64,968,393
Loss and total comprehensive income (loss) for the year		–	–	(823,977)	(823,977)

Balance at December 31, 2025		€250,000	€71,347,078	€(7,452,662)	€64,144,416

The notes are an integral part of these consolidated financial statements.

DAVION HEALTHCARE PLC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

		YEAR ENDED DECEMBER 31,
	Notes	2025	2024

Cash flows from operating activities:
Net loss		€(823,977)	€(1,320,353)
Adjustments to reconcile net loss to net cash used in operating activities:		–	–
Changes in operating assets and liabilities:
Increase in VAT receivable		(8,895)	(7,807)
Increase in prepayments		(122,507)	–
Increase in amount due to related parties		906,301	890,915
Increase in trade and other payables		48,755	436,577
Net cash used in operating activities		(323)	(668)

Net cash from investing activities		–	–

Cash flows from financing activities:
Increase from related party advances, net	10	1,370	–
Net cash provided by financing activities		1,370	–

Net increase/(decrease) in cash and cash equivalents		1,047	(668)
Cash and cash equivalents at beginning of year		11	679
Cash and cash equivalents at end of year		€1,058	€11

Non cash investing and financing activities:
Shares issued for amounts due to related parties	10	€–	€5,600,000
Shares issued for trade and other payables	10	€–	€919,663

The notes are an integral part of these consolidated financial statements.

DAVION HEALTHCARE PLC AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2025 AND 2024

Company information

Davion Healthcare Plc was incorporated in the Republic of Cyprus on 29 November 2022 as a Public Company and re-registered in Ireland as a Public Limited Company on 25 September 2024. In December 2024, a restructuring was completed with the shareholders of Cyprus, exchanging their shares for the same number of shares in Davion Healthcare Plc. in Ireland, making Cyprus a wholly owned subsidiary, which was renamed as Davion Healthcare Ltd. The consolidated financial statements give effect to the restructuring as a “reverse merger” as if it occurred on January 1, 2023. Davion Healthcare is a healthcare Company focusing on the development and commercialization of non-invasive home tests for the early detection, prevention and monitoring of health anomalies. All references to “the Company”, “we”, “us”, “the Group” or “our” refer to Davion Healthcare Plc and its wholly owned subsidiary Davion Healthcare Ltd. unless the context otherwise indicates.

1	Significant accounting policies

1.1       Reporting period

These consolidated financial statements cover the financial years ended December 31, 2025 and 2024.

1.2       Accounting convention

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements are prepared in Euros, which is the functional currency of the Company. Monetary amounts in these consolidated financial statements are rounded to the nearest Euro, unless the context otherwise indicates.

The consolidated financial statements have been prepared under the historical cost convention. The principal accounting policies adopted are set out below.

The consolidated financial statements consist of the financial statements of the parent Company, Davion Healthcare Plc, together with its wholly owned subsidiary, Davion Healthcare Ltd. On January 1, 2026 the Company acquired 100% of Davion Healthcare Corporation.

All the financial statements are made up to December 31, 2025 and 2024. Where necessary, adjustments are made to the financial statements of the subsidiary to bring the accounting policies used into line with those used by other subsidiaries of the Company.

All intra-Company transactions, balances and unrealised gains on transactions between the Company and its subsidiary are eliminated on consolidation. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

DAVION HEALTHCARE PLC AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2025 AND 2024

1.3       Liquidity

The Company incurred a loss of €823,977 for the year ended December 31, 2025, and the Company’s current assets exceeded its current liabilities by €52,087. The Company has received a letter of support from its Chief Executive Officer stating that he will continue to support the Company for a period of 12 months from the approval of these consolidated financial statements. Management has concluded that based on all relevant factors, management does not believe that any material uncertainties exist that would cast significant doubt on Davion’s ability to continue as a going concern. See Note 3 Critical accounting policies and judgments for additional information on management’s evaluation.

1.4       Intangible assets other than goodwill

Intellectual Property Rights acquired separately are measured on initial recognition at cost or fair value depending on the nature of the underlying transaction and form of consideration.

Intangible assets with finite lives are amortised over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life is reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the assets are accounted for by changing the amortisation period or method, as appropriate, and are treated as changes in accounting estimates. The amortisation expense on intangible assets with finite lives is recognised in profit or loss in the expense category consistent with the function of the intangible asset.

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash generating unit level. Such intangibles are not amortised. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether the indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

An intangible asset is derecognised on disposal, or when no future economic benefits are expected from use or disposal. Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognised in profit or loss when the asset is derecognised.

DAVION HEALTHCARE PLC AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2025 AND 2024

1.5       Impairment of tangible and intangible assets

At each reporting end date, the Company reviews the carrying amounts of its tangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment annually, and whenever there is an indication that the asset may be impaired.

The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pretax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognised immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

1.6       Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities. Cash and cash equivalents are carried at amortised cost because (i) they are held for collection of contractual cash flows and those cash flows represent sole payments of principal and interest, and (ii) they are not designated at Fair Value Through Profit and Loss.

DAVION HEALTHCARE PLC AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2025 AND 2024

1.7       Financial assets

Financial assets are recognised in the Company’s consolidated statement of financial position when the Company becomes party to the contractual provisions of the instrument. Financial assets are classified into specified categories, depending on the nature and purpose of the financial assets.

All purchases and sales of financial assets that require delivery within the time frame established by regulation or market convention (“regular way” purchases and sales) are recorded at trade date, which is the date when the Company commits to deliver a financial instrument. All other purchases and sales are recognised when the entity becomes a party to the contractual provisions of the instrument.

Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

Financial assets at fair value through profit or loss

IFRS 13 establishes a single source of guidance for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The resulting calculations under IFRS 13 affected the principles that the Company uses to assess the fair value, but the assessment of fair value under IFRS 13 has not materially changed the fair values recognised or disclosed. IFRS 13 mainly impacts the disclosures of the Company. It requires specific disclosures about fair value measurements and disclosures of fair values, some of which replace existing disclosure requirements in other standards.

Financial assets held at amortised cost

Financial instruments are classified as financial assets measured at amortised cost where the objective is to hold these assets in order to collect contractual cash flows, and the contractual cash flows are solely payments of principal and interest. They arise principally from the provision of goods and services to customers (e.g, trade receivables). They are initially recognised at fair value plus transaction costs directly attributable to their acquisition or issue, and are subsequently carried at amortised cost using the effective interest rate method, less provision for impairment where necessary.

Impairment of financial assets

Financial assets carried at amortised cost and Fair Value Through Other Comprehensive Income are assessed for indicators of impairment at each reporting end date.

The expected credit losses associated with these assets are estimated on a forward-looking basis. A broad range of information is considered when assessing credit risk and measuring expected credit losses, including past events, current conditions, and reasonable and supportable forecasts that affect the expected collectability of the future cash flows of the instrument.

For trade receivables, the simplified approach permitted by IFRS 9 is applied, which requires expected lifetime losses to be recognised from initial recognition of the receivables.

DAVION HEALTHCARE PLC AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2025 AND 2024

Derecognition of financial assets

Financial assets are derecognised only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership to another entity.

1.8       Financial liabilities

The Company recognizes financial debt when the Company becomes a party to the contractual provisions of the instruments. Financial liabilities are classified as either “financial liabilities at fair value through profit or loss” or “other financial liabilities.”

Other financial liabilities

Other financial liabilities, including borrowings, trade payables and other short-term monetary liabilities, are initially measured at fair value net of transaction costs directly attributable to the issuance of the financial liability. They are subsequently measured at amortised cost using the effective interest method. For the purposes of each financial liability, interest expense includes initial transaction costs and any premium payable on redemption, as well as any interest or coupon payable while the liability is outstanding.

Derecognition of financial liabilities

Financial liabilities are derecognised when, and only when, the Company’s obligations are discharged, cancelled, or they expire.

1.9       Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received or at the fair value of shares issued, net of direct issue costs, as appropriate. Dividends payable on equity instruments are recognised as liabilities once they are no longer at the discretion of the Company.

1.10    Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

Current tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the Consolidated Statements of Operations because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the reporting end date.

DAVION HEALTHCARE PLC AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2025 AND 2024

Deferred tax

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences, can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit.

As of December 31, 2025, the Group had unutilised corporation tax assets of €931,583 (2024: €828,586) available for offset against future taxable profits. These losses arise in the Ireland and Cyprus tax jurisdiction and may be carried forward indefinitely under local tax legislation. In accordance with IAS 12 – Income Taxes, no deferred tax asset has been recognised in respect of these losses due to the uncertainty regarding the availability of sufficient future taxable profits against which the losses can be utilised. Management will continue to assess the recoverability of these tax losses and will recognise a deferred tax asset when it is considered probable that future taxable profits will be available.

1.11    Foreign exchange

Transactions in currencies other than euros are recorded at the rates of exchange prevailing at the dates of the transactions. At each reporting end date, monetary assets and liabilities that are denominated in foreign currencies are remeasured at the rates prevailing on the reporting end date. Gains and losses arising on remeasurement in the period are included in profit or loss.

1.12    Research and development costs

Research expenditures are written off against profits in the year in which it is incurred. Identifiable development expenditure is capitalised to the extent that the technical, commercial and financial feasibility can be demonstrated.

1.13    Segments

The Company has been operating as a single segment for financial reporting purposes since its inception. The Chief Operating Decision Maker is the CEO who is responsible for making all decisions regarding the use of capital. Less than 1% of the Company’s total assets are located in Ireland.

DAVION HEALTHCARE PLC AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2025 AND 2024

1.14    Revenue

The Company recognizes revenue in accordance with IFRS 15 Revenue from Contracts with Customers, which establishes a five-step model for recognizing revenue arising from contracts with customers. Revenue is recognized when control of promised goods or services is transferred to the customer in an amount that reflects the consideration to which the Company expects to be entitled. The Company generates revenue primarily from licensing arrangements that grant third parties rights to use the Company’s intellectual property (“IP”), which may include proprietary technology, know-how, trademarks, and related platform access. Licensing arrangements may include fixed license fees, minimum guaranteed payments, milestone payments, and sales- or usage-based royalties.

The Company evaluates its contracts using the following steps:

1.	Identification of the contract with a customer
2.	Identification of performance obligations in the contract
3.	Determination of the transaction price
4.	Allocation of the transaction price to performance obligations
5.	Recognition of revenue when or as performance obligations are satisfied.

Licensing of Intellectual Property

The Company evaluates the nature of licenses granted to determine whether they represent a right to access intellectual property, or a right to use intellectual property as it exists at the point in time the license is granted. Licenses that provide a right to use intellectual property are typically satisfied at a point in time, generally when the license is made available to the licensee and the license period begins. Licenses that provide a right to access intellectual property, where the Company is expected to undertake activities that significantly affect the intellectual property during the license term, are satisfied over time during the license period.

Fixed License Fees

Certain licensing arrangements include fixed license fees or fixed minimum payments that are contractually payable regardless of the licensee’s future sales or usage. Where the license represents a right to use intellectual property, the fixed license fee is generally recognized at the point in time when the license is transferred to the licensee, provided that collectability of the consideration is probable. Where the license represents a right to access intellectual property, the fixed license fee is recognized over the license period, typically on a straight-line basis or another measure that reflects the pattern of transfer of control. Installment payments of fixed license fees are recognized as revenue when the underlying performance obligation is satisfied, and the Company records a contract asset or receivable when the right to payment becomes unconditional.

Certain license agreements provide for minimum guaranteed payments, which may be structured as: minimum royalty payments; minimum annual license fees; or advance royalty payments. Minimum guaranteed amounts represent fixed consideration under the contract. These amounts are included in the transaction price at contract inception, subject to the Company’s assessment of collectability. When minimum guaranteed payments relate to a license that is satisfied at a point in time, the minimum guaranteed consideration is recognized when the license is made available to the licensee. When minimum guaranteed payments relate to a license that is satisfied over time, revenue is recognized over the period the license provides access to the intellectual property, unless another pattern better reflects the transfer of the licensed rights. Where minimum guaranteed payments represent advance royalties, such amounts are initially recorded as contract liabilities and recognized as revenue as the underlying performance obligations are satisfied.

DAVION HEALTHCARE PLC AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2025 AND 2024

Royalties

The Company’s licensing agreements may include sales-based or usage-based royalties payable by licensees based on the licensee’s sales of products incorporating the Company’s intellectual property or based on other usage metrics. In accordance with the sales- or usage-based royalty exception in IFRS 15, royalty revenue is recognized only when the subsequent sales or usage occur, which is the point at which the uncertainty associated with the variable consideration is resolved. Accordingly, royalty revenue is recognized in the period in which the licensee’s underlying sales or usage occurs, as reported by the licensee. To the extent that minimum guaranteed royalties exceed the royalties earned based on actual sales or usage, the guaranteed amount is recognized as revenue in accordance with the pattern of satisfaction of the underlying license performance obligation. If royalties earned based on actual sales exceed the minimum guaranteed amounts, the excess royalty revenue is recognized in the period in which the underlying sales occur.

Contract Balances

Contract assets represent the Company’s right to consideration in exchange for goods or services transferred to customers when that right is conditional on something other than the passage of time. Contract liabilities represent payments received in advance of the Company satisfying the related performance obligations, including advances of license fees or royalty payments. Contract liabilities are recognized as revenue when the Company satisfies the associated performance obligations.

1.15    Share-based payments

The Company accounts for share-based payment transactions in accordance with IFRS 2 – Share-based Payment. Share-based payment transactions occur when the Company receives goods or services as consideration for equity instruments of the Company or for amounts based on the value of the Company’s equity instruments. The Company may grant equity instruments to employees, directors, consultants and other service providers as compensation for services rendered.

Equity-settled share-based payments

Equity-settled share-based payments are measured at the fair value of the equity instruments granted at the grant date.

The fair value determined at the grant date is recognized as an expense, together with a corresponding increase in equity, over the vesting period, which represents the period during which the relevant services are rendered. At the end of each reporting period, the Company revises its estimates of the number of equity instruments expected to vest based on the assessment of vesting conditions. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate.

No expense is recognized for awards that do not ultimately vest because non-market vesting conditions have not been satisfied.

DAVION HEALTHCARE PLC AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2025 AND 2024

Cash-settled share-based payments

For cash-settled share-based payment transactions, the Company recognizes a liability for the goods or services acquired.

The liability is measured initially and at each reporting date until settlement at the fair value of the liability, with changes in fair value recognized in profit or loss for the period. The liability is recognized over the vesting period, based on the Company’s estimate of the number of awards expected to vest.

Transactions with non-employees

Share-based payments issued to consultants, advisors and other non-employees in exchange for services are measured at the fair value of the goods or services received. If the fair value of the services received cannot be reliably measured, the transaction is measured by reference to the fair value of the equity instruments granted. The fair value of the equity instruments is measured at the date the entity obtains the goods or the counterparty renders the service.

Vesting conditions

Vesting conditions may include service conditions or performance conditions. Service conditions require the counterparty to complete a specified period of service. Performance conditions require specified performance targets to be achieved. Where awards vest upon the occurrence of a non-market performance condition, such as the completion of a financing transaction or a successful public listing, expense is recognized only when it becomes probable that the vesting condition will be satisfied. If the vesting condition is not satisfied, no expense is recognized.

Market conditions

Market conditions are performance conditions related to the market price of the Company’s equity instruments. Market conditions are reflected in the grant-date fair value of the equity instruments granted and are not subsequently adjusted for actual outcomes.

Measurement of fair value

The Company measures the fair value of share-based payment awards using appropriate valuation techniques. For option-based awards, the Company typically uses the Black-Scholes option pricing model or other appropriate valuation methodologies. The valuation models incorporate assumptions including:

•	expected volatility
•	risk-free interest rate
•	expected term of the award
•	expected dividends.

These assumptions are determined using management’s best estimates and observable market data where available.

DAVION HEALTHCARE PLC AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2025 AND 2024

Share-based payments related to capital markets transactions

The Company may issue equity instruments to advisors, consultants or other service providers in connection with capital raising or public listing transactions. Where equity instruments are issued in exchange for advisory or professional services, the transaction is accounted for as an equity-settled share-based payment. If the issuance of equity instruments is contingent upon the successful completion of a transaction, such as a public listing, the Company recognizes expense only when the performance condition has been satisfied. The share-based payment expense is measured at the fair value of the equity instruments issued at the date the condition is satisfied.

Presentation in the consolidated financial statements

Share-based payment expenses are recognized in profit or loss within operating expenses, unless the services received qualify for capitalization as part of the cost of an asset under another IFRS standard. The corresponding credit is recognized within equity, typically within share premium or additional paid-in capital.

Modification, cancellation and settlement of awards

If the terms of an equity-settled share-based payment arrangement are modified, the Company recognizes, at a minimum, the expense based on the grant-date fair value of the original award. Any incremental fair value granted is recognized over the remaining vesting period. If an award is cancelled or settled during the vesting period, the Company recognizes immediately the amount that would otherwise have been recognized over the remainder of the vesting period.

1.16    Cloud computing arrangements

The Company enters into cloud computing arrangements for infrastructure and application hosting. The Company evaluates these arrangements to determine whether they contain a lease under IFRS 16. If the arrangement does not convey the right to control the use of an identified asset, the arrangement is accounted for as a service contract. Fees paid for cloud infrastructure and software-as-a-service (“SaaS”) solutions are recognized as operating expenses as the services are received. Costs incurred to configure or customize cloud computing arrangements are expensed as incurred unless those costs result in the creation of a separately identifiable intangible asset controlled by the Company. Payments made in advance of the related service period are recognized as prepaid assets and amortized over the service period.

DAVION HEALTHCARE PLC AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2025 AND 2024

1.17    Fair Value

For financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: valuation techniques for which the lowest level of inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

Level 3: valuation techniques for which the lowest level of inputs that have a significant effect on the recorded fair value are not based on observable market data.

2	Adoption of new and revised IFRS accounting standards, new accounting policies and changes in accounting policies

Adoption of new and revised IFRS accounting standards

The Company qualifies as an emerging growth company under the JOBS Act. However, because the Company prepares its consolidated financial statements in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board, the Company adopts new and amended IFRS Accounting Standards when they become effective under IFRS.

Standards and amendments effective in the current year

The following amendments are effective for annual periods beginning on or after January 1, 2025, and have been adopted by the Company: Lack of Exchangeability (Amendments to IAS 21). These amendments provide guidance for assessing whether a currency is exchangeable into another currency and, when it is not, for determining the exchange rate to be used and related disclosures. The adoption of these amendments did not have a material impact on the Company’s consolidated financial statements.

The Company also considered the continuing application of recently effective amendments, including Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants (Amendments to IAS 1), Lease Liability in a Sale and Leaseback (Amendments to IFRS 16), Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7), and International Tax Reform—Pillar Two Model Rules (Amendments to IAS 12). These amendments did not have a material impact on the Company’s consolidated financial statements. With respect to Pillar Two, the Company has applied the temporary mandatory exception to recognizing and disclosing deferred tax assets and liabilities related to Pillar Two income taxes. Based on the Company’s current facts and circumstances, management does not expect Pillar Two to have a material impact on the consolidated financial statements.

DAVION HEALTHCARE PLC AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2025 AND 2024

Standards and amendments issued but not yet effective

The following standards and amendments have been issued but are not yet effective and have not been early adopted by the Company:

Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7) and Annual Improvements to IFRS Accounting Standards—Volume 11. These amendments are effective for annual periods beginning on or after January 1, 2026. The Company is assessing the effect of these amendments on its consolidated financial statements. Based on its preliminary assessment, the Company does not currently expect a significant impact. However, the Company’s election to account for the $100 million of equity securities to be received as consideration under the licensing agreement has yet to be determined – recording the changes in fair value of the equity securities through earnings (FVPTL) or other comprehensive income (FVOIC). See Note 12 for additional background on the licensing agreement.

IFRS 18, Presentation and Disclosure in Financial Statements is effective for annual periods beginning on or after January 1, 2027. The Company is evaluating the impact of IFRS 18 on the presentation and disclosure of its consolidated financial statements.

New accounting policies adopted

During 2025, the Company entered into certain arrangements involving the issuance of equity instruments to service providers in connection with corporate advisory and capital markets services related to the Company’s proposed NASDAQ direct listing. As a result, the Company adopted an accounting policy for share-based payments in accordance with IFRS 2 – Share-based Payment. As of December 31, 2025, certain equity compensation arrangements related to the advisory services were contingent upon the successful completion of the Company’s proposed listing on Nasdaq and therefore no share-based payment expense has been recognized in the accompanying consolidated financial statements. See Note 1.15 Share-based payments for a description of our accounting policy.

In 2025, the Company entered into an intellectual property licensing arrangement with NeuRX Health Inc. (“NeuRX”) providing for future license and royalty revenues. As a result, the Company adopted an accounting policy for revenue recognition in accordance with IFRS – Revenue from Contracts with Customers. See Note 1.14 Revenue recognition for a description of our accounting policy and Note 17 Revenue for information on the licensing arrangement.

Changes in accounting policies

Except for the adoption of the policies described above, the accounting policies applied in the preparation of these consolidated financial statements are consistent with those applied in the Company’s consolidated financial statements for the year ended December 31, 2024.

DAVION HEALTHCARE PLC AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2025 AND 2024

3	Critical accounting estimates and judgements

In the application of the Company’s accounting policies, the directors are required to make judgements, estimates and assumptions about the carrying amount of assets and liabilities that are not readily apparent from other sources. In addition, management has exercised judgment in establishing accounting policies related to revenue recognition under the Company’s global licensing arrangement. As no revenue has been recognized to date, this judgment has not had a significant effect on the amounts recognized in the consolidated financial statements as of the reporting date. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The estimates and assumptions which have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities are outlined below.

(1)	Impairment & useful life determination of indefinite-lived intangible assets

The Company’s intangible assets include intellectual property (“IP”) rights acquired separately. IP rights assessed as having indefinite useful lives are not amortized in accordance with IAS 38, as there is no foreseeable limit to the period over which they are expected to generate net cash inflows. Management exercised significant judgment in determining that the Company’s intellectual property rights have an indefinite useful life. This assessment considered the nature of the underlying technology platform, the absence of contractual or regulatory limits on its use, the expected product life cycles and anticipated commercialization timelines, as well as the ability to protect, maintain and enhance the technology through ongoing development, trade secrets and follow-on innovations. While certain components of the intellectual property are subject to statutory patent terms, management does not believe these terms, in isolation, impose a foreseeable limit on the period over which the intellectual property is expected to generate economic benefits.

The indefinite useful life assessment is reviewed at least annually and when events or changes in circumstances indicate that the classification may no longer be appropriate. The determination of an indefinite useful life has a significant effect on the consolidated financial statements, as the intellectual property is not amortized and is instead tested for impairment at least annually in accordance with IAS 36. The assumptions used in subsequent impairment assessments under IAS 36 are developed independently from the acquisition date valuation assumptions and reflect updated market and operating conditions.

Indefinite-lived IP rights are tested for impairment annually, or more frequently when indicators of impairment arise, as required by IAS 36. The impairment assessment involves the Company estimating the recoverable amount of the cash-generating unit (“CGU”) to which the IP right belongs. Management exercised significant judgment in identifying appropriate CGU to which the Company’s intellectual property assets are allocated for purposes of impairment testing. The judgement required consideration of how management monitors operations, the extent of interdependence between products and how future cash flows are generated. The determination of the CGU affects the Company’s assessment of impairment of its intangible assets.

Management also exercised significant judgement in determining key input assumptions for its impairment assessment, including forecasted cash flows, inclusive of revenue growth, the structure of future license arrangements, product launch dates, margins, as well as long-term growth rates and pre-tax discount rates, all that may impact the recoverable amount and could result in the recognition of an impairment loss. Management has determined that, while the recoverable amount of the CGU is sensitive to changes in certain key assumptions, reasonably possible changes in those assumptions, based on management’s assessment, would not be expected to result in the carrying amount of the CGU exceeding its recoverable amount as of the reporting date.

(2)	Going concern basis

Management has made an assessment of the Company’s ability to continue as a going concern and exercised significant judgment in concluding that the going concern basis of accounting is appropriate. In making this assessment, management considered the Company’s recurring losses, its limited cash balance at year end, its forecasted cash position to meet obligations as they fall due and its dependence on financial support from its principal shareholder and CEO to fund operations. Management also considered the receipt of a letter the Company’s CEO to provide financial support for a period of at least twelve months from the date that these consolidated financial statements are authorized, as well as the expected timing and risk associated with the receipt of cash flows under the NeuRX licensing arrangement and the financing arrangements entered into subsequent to December 31, 2025. Based on all the relevant factors, management has concluded that no material uncertainties exist that would cast significant doubt on the Company’s ability to continue as a going concern.

DAVION HEALTHCARE PLC AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2025 AND 2024

4	Operating loss

	2025	2024
	€	€
Operating loss for the year is stated after charging/(crediting):
Exchange loss/gains	220	(2)
Research and development costs	–	8,159

5	Employees

The average monthly number of people (excluding directors) employed by the Company during the year was:

	2025	2024
	Number	Number
Total	–	–

6	Income tax expense

The Company’s effective tax rate was 0% for the years ended December 31, 2025 and 2024 and can be reconciled to its pre-tax Operating loss as follows:

	2025	2024
	€	€
Operating loss before taxation	(823,977)	(1,320,353)
Expected tax credit based on a corporation tax rate of 12.50%	102,997	165,044
Tax benefits not recognized	(102,997)	(165,044)
Tax expense, Net deferred tax asset for the year	–	–

DAVION HEALTHCARE PLC AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2025 AND 2024

7	Intangible assets

Acquisition and initial recognition

In February 2023, the Company issued 12,258,458 shares to acquire intellectual property through a related party transaction for €65.0 million. Our CEO, Jack Kaye, was a shareholder and manager of Davion Healthcare Ltd. (Cyprus) and Davion Healthcare Ltd. (U.K.). Given the related party nature of the transaction, management evaluated whether the transaction represented a common control transaction. Although the CEO had an ownership interest in both entities, management concluded that such ownership does not convey control over either entity and control was not held by the same party or group before or after the transaction. Note, the CEO abstained from voting in the transaction.

Management determined that the transaction represented an asset acquisition rather than a business combination or a share-based payment arrangement. The Company acquired a bundle of identifiable intellectual property rights at a point in time and obtained control over those rights. The seller did not retain any obligation to perform future development activities or provide services to the Company, and the Company assumed full responsibility for completing and commercializing the technology. Management concluded that the transaction had commercial substance and the fair value was reliably measurable. Accordingly, the transaction was accounted for under IAS 38, Intangible Assets, with the acquired intellectual property recognized as an intangible asset upon acquisition.

Consideration of Share-Based Payment Accounting

In determining the appropriate accounting framework, management considered whether the issuance of equity instruments required application of IFRS 2, Share-based Payment. Management concluded that IFRS 2 was not applicable because the transaction did not involve the receipt of goods or services in a compensatory arrangement. The equity instruments were issued as consideration for the acquisition of identifiable intellectual property rights rather than as compensation for services, and the consideration was not contingent upon future performance, vesting conditions, or ongoing involvement by the seller. This determination required significant judgment, particularly given the related-party nature of the transaction and the development status of the intellectual property at the acquisition date.

DAVION HEALTHCARE PLC AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2025 AND 2024

Measurement of Fair Value

The cost of the acquired intellectual property was measured at fair value at the acquisition date in accordance with IAS 38 and IAS 13. The fair value of the intellectual property was determined at the transaction date using a forward EBITDA market multiple methodology based on normalized cash flows. Such measurement is classified as a Level 3 fair value measurement due to the use of significant unobservable inputs. Significant unobservable inputs include assumptions related to forecasted revenues and EBIT margin, market risk adjusted EBIT multiple and a discount rate appropriate in the circumstance, as follows:

•	Model: forecasted 2023- 2028, utilized 3 year run rate December 2025 EBIT applied against an EBITDA multiple and discounted
•	Projected 3 year run rate revenue of €72.6 million based on (0.44% annual market penetration of ~400m addressable U.S. and E.U. female population) or 151,375 units per year priced at €40 per unit, resulting in €30.0 million EBIT
•	EBITDA Multiple: 6x: 2/3 less than 19x multiple for observed public company comparables for risk
•	Discount rate (risk adjusted): 40%, given the nature of risk associated with a pre-revenue company and new product

Management’s December 2025 run rate estimated cash flow and the resulting valuation are reasonable and can be viewed as reliably estimable because the key drivers—price, unit volume, margins and multiples—sit within observable industry ranges, with the main stretch (high EBIT per unit) explicitly compensated by conservative valuation parameters through the reduced/risk adjusted EBITDA multiple and higher discount rate. Overall, management concluded that the estimated fair value was reasonable in the circumstances, for the development stage of the intellectual property and the pre-revenue nature of the Company.

The fair value measurement was performed solely to establish the transaction price at initial recognition and does not represent an ongoing fair value measurement. The intellectual property is subsequently accounted for using the cost model under IAS 38 – Intangible Assets.

Sensitivity to Key Assumptions

Changes in key valuation assumptions, including projected cash flows, discount rates or EBITDA multiple would have an impact on the estimated fair value of the acquired intellectual property. In particular, changes in the discount rate, EBIT margin (result of reduced forecasted revenues or profitability) or EBTIDA multiple applied would impact the estimated fair value. Certain assumptions are interrelated, and changes in one assumption may magnify or offset the effect of changes in another. Changes to the key valuation assumptions utilized, as illustrated below, would produce the hypothetical following ranges of estimated fair value of the transaction:

•	3 year run rate EBIT €30M: -/+10%: (€27M = €59M, €33M =€72M)

•	EBITDA multiple 6x: -/+ .05%: (5.5x = €60M, 6.5x = €71M)

•	Discount rate 40%: -/+ 5%: (35% = €73M, 45% = €59M)

DAVION HEALTHCARE PLC AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2025 AND 2024

Post Acquisition

Since the acquisition of the intellectual property rights, the Company invested further in the enhancement and development of the intellectual property; however, none of these costs met the recognition criteria under IAS 38 due to there being no active market in accordance with “IAS” 38. These costs primarily related to technical refinement and commercialization readiness. Footflow and ThermaDerm were added to the Company's product portfolio and the regulatory registration for BreastCheck, Testic, Footflow and ThermaDerm was established with the U.S. Food and Drug Administration (FDA), the EU under the CE mark, and the UK Regulatory authority under the UKCA mark, enabling future commercialisation of the related products. In 2025, the Company concluded a licensing agreement with NeuRX for BreastCheck for $220 million over 10 years, which is expected to launch in the second half of 2026. See Note 17 for additional information.

The Company’s intellectual property rights at December 31, 2025 and 2024 are as follows:

Cost
€
BreastCheck IP Rights	60,000,000
Tricos IP Rights	1,000,000
Testic IP Rights	1,000,000
Davion Masks IP Rights	1,500,000
Bio-Genex IP Rights	1,000,000
Merit IP Rights	500,000
Total	65,000,000

DAVION HEALTHCARE PLC AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2025 AND 2024

Useful life assessment

The Company’s intellectual property consists of proprietary technologies and related know-how underlying the Company’s testing platform. Management has determined that the intellectual property has an indefinite useful life because there is no foreseeable limit to the period over which the asset is expected to generate economic benefits. While individual patents have finite legal lives, the Company expects to maintain and enhance the underlying technology through continued development, additional patent filings, and proprietary know-how.

Impairment assessment

The Company performed its annual impairment assessment using a value-in-use model, which incorporates projected future cash flows that are expected to be generated from licensing revenues and related royalties associated with the Company’s intellectual property that are yet to be launched. The Company’s assessment is based in part on management’s evaluation, which incorporates information derived from a third party valuation prepared for inter management’s internal use, together with externally observable evidence, including the execution of an arm’s length licensing agreement with a third party. While management has applied judgment in assessing the methodologies and assumptions utilized by the third party valuation specialist, the Company does not rely on internal equity valuations, implied market capitalization or internally generated valuation multiples in assessing recoverability.

References to assumptions for estimating cash flows, discount rates and valuation techniques are solely for purposes of impairment testing under IAS 38 and do not represent a fair valuation measurement under IFRS 13.

For 2025, the key assumptions used in our discounted cash model included:

•	management’s projected cash flows for the period 2026 through 2031, including revenues and operating margins from contractual license terms and expected future product launches.
•	a terminal value calculated using a 2.5x EBIT multiple
•	a progressively increasing discount rate reflecting the early-stage nature and risk of the Company’s product commercialization strategy 30% - 47.5%.

The impairment test requires management to make significant estimates and assumptions regarding projected cash flows, inclusive of product commercialization timelines, expected market penetration, licensing revenue growth, royalty structures, as well as risk adjusted discount rates reflecting the risk profile of the business. The finalization of the NeuRX license agreement in 2025 provides commercial support for management’s forecasts, however, actual results could differ from these estimates and assumptions.

Management performed sensitivity analysis on the underlying key assumptions related to the projected cash flows and the risk adjusted discount rates. Management has determined that, while the recoverable amount of the CGU is sensitive to changes in certain key assumptions, reasonably possible changes in those assumptions, based on management’s assessment, would not be expected to result in the carrying amount of the CGU exceeding its recoverable amount as of the reporting date. Based on the impairment testing performed, the recoverable amount of the intellectual property exceeded the carrying amount of the intellectual property at December 31, 2025. Accordingly, no indicators of impairment were identified and as a result, no impairment loss was recorded at December 31, 2025 and 2024.

DAVION HEALTHCARE PLC AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2025 AND 2024

8	Credit risk

Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the reporting date. The Company has policies in place to ensure that intellectual property licenses are made to customers with an appropriate credit history and monitors on a continuous basis the ageing profile of its receivables. Cash balances are held with high credit quality financial institutions, and the Company has policies to limit the amount of credit exposure to any financial institution.

Except as detailed below, the carrying amount of financial assets recorded in the consolidated financial statements, which is net of impairment losses, if any, represents the Company’s maximum exposure to credit risk.

Maximum credit risk

	2025	2024
	€	€

Cash and cash equivalents	1,058	11

The Company does not hold any collateral or other credit enhancements to cover this credit risk.

9	Trade receivables - credit risk

Fair value of trade receivables

The directors consider that the carrying amount of trade and other receivables is approximately equal to their fair value.

No significant receivable balances are impaired at the reporting end dates.

DAVION HEALTHCARE PLC AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2025 AND 2024

10	Advances from related parties

Non-current

	2025	2024
	€	€
Borrowings held at amortized cost:
Advances from related parties	907,671	–

During the year, Jack Kaye, the Company’s Chief Executive Officer, has paid on behalf of the Company costs totaling €0.9 million in 2025 (2024: €0.1 million) in order for the Company to meet its obligations. Management has classified these advances, which are paid directly to vendors, within operations due to the nature of the transaction and represent non cash advances to the Company, with limited amounts representing cash financing activities. These advances are non-interest bearing and repayable only if, and when, the Company is able to do so.

On June 30, 2024, €4.6 million of advances payable to Jack Kaye were converted to ordinary shares at a conversion ratio of 1 ordinary share for the equivalent of every $10 owed. Other creditors also converted amounts owed to them to equity on the same ratio, leaving a balance of €39,756 in Trade and other payables on the Consolidated Statement of Financial Position as of December 31, 2024. Included in the balance is €30,804 owed to Jack Kaye. See Note 21 Related party transactions for additional information.

11	Fair value of financial liabilities

The directors consider that the carrying amounts of financial liabilities carried at amortized cost in the consolidated financial statements approximate their fair values.

DAVION HEALTHCARE PLC AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2025 AND 2024

12	Liquidity risk

Liquidity risk is the risk that arises when the maturity of assets and liabilities does not match. An unmatched position potentially enhances profitability, but can also increase the risk of losses. The Board of Directors has procedures with the object of minimizing such losses such as maintaining sufficient cash and other highly liquid current assets and by having the ability to receive advances from related parties and/or an adequate amount of committed credit facilities.

The following table details the remaining contractual maturity for the Company’s financial liabilities with agreed repayment periods. The contractual maturity is based on the earliest date on which the Company may be required to pay.

5+ years
€
At December 31, 2024
Advances from related parties	–

At December 31, 2025
Advances from related parties	–

DAVION HEALTHCARE PLC AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2025 AND 2024

13	Market risk management

The geopolitical situation in Eastern Europe intensified on February 24, 2022, with the commencement of the conflict between Russia and Ukraine. As at the date of authorizing these consolidated financial statements for issue, the conflict continues to evolve as military activity proceeds. In addition to the impact of these events on entities that have operations in Russia, Ukraine, or Belarus or that conduct business with counterparties in those jurisdictions, the conflict has affected economies and financial markets globally and has exacerbated ongoing macroeconomic challenges.

The European Union, as well as the United States of America, Switzerland, the United Kingdom and other countries, have imposed a series of restrictive measures (sanctions) against the Russian and Belarusian governments, various companies, and certain individuals. These sanctions include asset freezes and prohibitions from making funds available to sanctioned individuals and entities. In addition, travel bans applicable to sanctioned individuals prevent them from entering or transiting through the relevant territories. The Republic of Cyprus has adopted United Nations and European Union measures. The continuing evolution of the conflict may lead to the possibility of additional sanctions or other regulatory actions in the future.

Emerging uncertainty regarding the global supply of commodities as a result of the conflict between Russia and Ukraine may also disrupt global trade flows and place upward pressure on commodity prices and input costs. Challenges for companies may include reduced availability of funding to ensure access to raw materials, increased financing costs, heightened counterparty risk and the potential for contractual non-performance.

Geopolitical tensions in the Middle East have also intensified in recent years. The Israel-Gaza conflict escalated significantly after Hamas launched a major attack on Israel on October 7, 2023. More recently, during 2026, hostilities in the region have further expanded following military confrontations involving Iran, Israel and the United States. In February 2026, coordinated military strikes by Israel and the United States against targets in Iran led to retaliatory actions by Iran across the region, contributing to a broader regional security crisis and disruption to shipping routes and energy markets.

These developments have increased uncertainty in global financial markets and may affect international trade, energy supply chains and global commodity prices. In particular, tensions affecting key maritime transit routes in the Middle East, including the Strait of Hormuz, have contributed to volatility in global oil and gas markets and heightened geopolitical risk for international commerce. Entities with material subsidiaries, operations, investments, contractual arrangements or joint ventures in the affected regions may be significantly exposed to operational disruptions, financial market volatility and supply chain interruptions. Entities that do not have direct exposure to the Middle East may nevertheless be affected by broader economic consequences, including increased volatility in global energy prices, foreign exchange markets and capital markets.

The Company has no direct exposure to Russia, Ukraine or Belarus and does not maintain operations, investments, or counterparties in Israel, Gaza, Iran or other jurisdictions directly involved in the ongoing conflicts. Accordingly, the Company does not expect a significant impact arising from direct exposures to these countries. Despite the limited direct exposure, the conflicts may negatively impact the broader European and global economy. In particular, geopolitical instability may adversely affect the tourism and services industries in Cyprus. Furthermore, increasing energy prices, fluctuations in foreign exchange rates, volatility in financial markets, rising interest rates, supply chain disruptions and inflationary pressures may indirectly impact the operations of the Company. The indirect implications will depend on the extent and duration of these geopolitical developments and remain uncertain.

Management has considered the unique circumstances and the risk exposures of the Company and has concluded that, as of the date of authorization of these consolidated financial statements, there has been no material impact on the Company’s financial position or results of operations. However, due to the evolving nature of these geopolitical events and the high degree of uncertainty surrounding their potential economic effects, management will continue to monitor developments closely and will assess the need for further action should the situation materially change.

DAVION HEALTHCARE PLC AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2025 AND 2024

14	Trade and other payables

	2025	2024
	€	€
Trade payables	17,174	2,952
Accruals	71,337	6,000
Other payables	–	30,804
	88,511	39,756

Accruals	2025	2024
	€	€
As of January 1,	6,000	–
Additions	65,337	6,000
As of December 31,	71,337	6,000

15	Share capital

	2025	2024	2025	2024
	Number	Number	€	€
Ordinary share capital authorised Par value of €.01	100,000,000	100,000,000	1,000,000	1,000,000

Issued and fully paid Par value of €.01	25,000,000	25,000,000	250,000	250,000

Shares Issued and Fully Paid	2025	2024

As of January 1,	25,000,000	20,000,000
Additions	–	5,000,000
As of December 31,	25,000,000	25,000,000

On November 29, 2022, the Company was formed with an initial issuance of 12,258,458 shares of stock at € .01 par value for a total of € 122,585.

DAVION HEALTHCARE PLC AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2025 AND 2024

During the year ended 2023, the Company exchanged the outstanding 12,258,458 shares of stock in exchange for the purchase of intangible assets valued at €65,000,000 and issued an additional 7,741,542 shares of stock at €.01 par value for a total of €77,415.

During the year ended 2024, the Company issued 4,401,800 shares of stock to various creditors and shareholders in exchange of amounts due to them of €919,663 and issued 598,246 shares of stock to its officers in exchange for amounts due to them of €5,600,000.

The Company is not subject to any externally imposed capital requirements.

16	Share premium account

	2025	2024
	€	€
As of January 1,	71,347,078	64,877,415
Additions	–	6,469,663
As of December 31,	71,347,078	71,347,078

Direct listing of ordinary shares in the United States

In August 2025, the Company filed a registration statement with the United States Securities & Exchange Commission to list its 25 million outstanding ordinary shares on Nasdaq’s Global Market, solely to permit its registered shareholders the ability to trade their shares in the United States. The registered shareholders may or may not, elect to sell their ordinary shares covered by the registration statement, as and to the extent they determine. The Company will receive no proceeds from the direct listing and the Company’s registration statement became effective on November 28, 2025. As such, the Company is subject to the reporting requirements under the Securities & Exchange Commission as a foreign private issue but is still awaiting clearance from Nasdaq to be listed.

In 2025, the Company entered into an advisory agreement in connection with its proposed Nasdaq direct listing. Under the terms of the agreement, upon the successful completion of the listing, the advisor is entitled to receive 125,000 ordinary shares of the Company and a cash fee of $200,000 plus reimbursable expenses up to $100,000. The share issuance represents a potential equity-settled share-based payment within the scope of IFRS 2 – Share-based Payment. Because the issuance of shares is contingent upon the successful completion of the listing, the performance condition has not been satisfied as of December 31, 2025, and therefore no share-based payment expense has been recognized in the accompanying consolidated financial statements. The Company will measure the transaction at the fair value of the shares issued on the listing date when the listing occurs.

DAVION HEALTHCARE PLC AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2025 AND 2024

17	Revenue

Global licensing arrangement

On October 8, 2025, Davion Healthcare Plc entered into a Global Manufacturing and Distribution Agreement with NeuRX Health Inc. (“NeuRX”) granting it an exclusive worldwide license to manufacture, market, distribute and sell the Company’s BreastCheck test product. The Company retains ownership of the intellectual property and provides ongoing access to its proprietary test portal platform used for interrogation of test results and recording of customer data. Davion has the right to terminate the agreement if NeuRX fails to cure a late payment after a 30 day notice or other breaches after a 60 day notice. In December 2025 the parties amended the agreement to revise the expected commercial launch date and commencement of contractual payments to July 2026. Accordingly, there was no revenue recognized during 2025.

License Consideration

Total license consideration of $120 million consists of:

•	$1 million payable upon commercial launch in July 2026
•	$19 million payable in twelve monthly installments beginning July 2026
•	$100 million payable in ten annual installments of $10 million each beginning January 2027.

The Company expects the $100 million portion to be settled through issuance of NeuRX equity securities with a value of $10 million per issuance.

Royalty structure NeuRX will pay:

•	$5 per BreastCheck unit manufactured
•	minimum royalties of $10 million per Contract Year ($100 million over 10 years)
•	50% of net revenue from follow-on tests purchased by returning customers.

Revenue Recognition

The Company determined the arrangement contains a single performance obligation consisting of the BreastCheck intellectual property license and ongoing access to the test portal platform. Although the intellectual property license is capable of being distinct, the Company concluded that the license and the portal platform are separately identifiable within the context of the contract because the license does not provide stand-alone utility to NeuRX without the portal, which is required for the functionality of the product and to comply with applicable regulatory requirements. Accordingly, the license and platform services are highly interdependent and represent a combined output for which the customer received benefit only from the integrated arrangement. The combined performance obligation represents a right-to-access arrangement, as the Company is required to provide on-going access to the portal platform and platform activities that significantly affect the utility of the intellectual property throughout the license period. As a result, the performance obligation is satisfied over time, and revenue is recognized on a straight-line basis beginning when commercial operations commence. The transaction price for the arrangement is $220 million and includes fixed license fees and minimum guaranteed royalty payments that are unconditional and payable regardless of NeuRX’s sales volumes. Because the minimum royalty payments are not contingent on future sales or usage and represent consideration to which the Company expects to be entitled, they are included in the transaction price and recognized over the service period. Royalties in excess of the $10 million annual minimum guarantee are variable consideration that relate predominantly to the license of intellectual property and will be recognized as revenue only when the underlying sales occur, consistent with the sales royalty guidance.

DAVION HEALTHCARE PLC AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2025 AND 2024

Accounting for Equity Consideration

The $100 million component of license consideration is expected to be received in freely traded NeuRX shares (or other acceptable NeuRX affiliate shares). The equity consideration represents non-cash consideration and will be measured at fair value on the date the shares are issued based on quoted market prices – a Level 1 fair value measurement. The fair value of each annual tranche of $10 million will be included in the transaction price and recognized in accordance with the Company’s revenue recognition policy.

Contract Liabilities

Cash and equity consideration received prior to revenue recognition are recorded as contract liabilities. These balances are recognized as revenue over the service period.

18	Earnings Per Share

Earnings per share was €(0.03) and €(0.06) for the years ended December 31, 2025 and 2024, respectively, with average shares outstanding of 25,000,000 and 22,909,836, respectively for each period. There are 125,000 ordinary shares that are contingently issuable upon completion of the Company’s Nasdaq listing. As the listing had not occurred as of December 31, 2025, these shares have been excluded from the calculation of basic and diluted earnings per share in accordance with IAS 33.  There were no dilutive shares outstanding during the years ended December 31, 2025 and 2024.

DAVION HEALTHCARE PLC AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2025 AND 2024

19	Events after the reporting date

Acquisition of Davion Healthcare Corporation

On January 1, 2026, the Company acquired 100% of the outstanding equity interests of Davion Healthcare Corporation, an entity wholly owned by the Company’s Chief Executive Officer, for nominal consideration of $1. Management evaluated the transaction under IFRS 3 Business Combinations and determined that the acquired entity did not meet the definition of a business, as it did not include substantive processes capable of producing outputs. The acquired entity’s assets consisted solely of $445,000 of cash and its liabilities consisted of a $445,000 related party advance to the CEO, payable on demand and is non-interest bearing, and therefore the nominal purchase price reflected the entity’s equity value.

Because the acquired entity contained only financial assets and financial liabilities and no substantive operations, the transaction was accounted for as the acquisition of a group of assets and liabilities rather than a business. The assets acquired and liabilities assumed were recognized at their respective carrying amounts, which approximate fair value, and the related-party advance remained an obligation of the acquired entity following the acquisition.

Although the acquired entity was wholly owned by the Company’s Chief Executive Officer, management concluded the entities were not under common control, as the Chief Executive Officer does not control the Company within the meaning of IFRS 10, but instead only is able to exercise significant influence through his voting control of 41% of the ordinary shares of Davion. The transaction therefore represents a related-party transaction under IAS 24.

Financial advisory fee

In February 2026, the Company entered into a financial advisory agreement that requires a 6% fee on future capital raising transactions and the issuance of 100,000 ordinary shares upon the Company being listing on any major U.S. exchange. The agreement has a minimum term of 120 days plus a 12 month tail on termination.

Secured Convertible note

On March 10, 2026, the Company received $1,500,000 of cash related to the issuance of a $1,655,000 secured promissory note (“the Note”) that matures six months from the date of issuance, at a 9% interest rate. The Company has three options to extend the maturity date through June 2027 for an additional fee. The Note is convertible into ordinary shares at a fixed price of $12.36 per share at the holder’s option anytime. The Note may be prepaid at a premium of 115% of the outstanding balance subject to Company not being in default. The Company is required to paydown the Note with 20% of any fundraising proceeds up to the maximum amount outstanding. The Note is secured by a security interest in certain intellectual property. Additionally, the investor received 200,000 warrants subject to the following conditions: i) a term of 12 months from the effective date of the Company’s listing on Nasdaq, ii) at an exercise price of $13.00 and iii) exercisable for cash only. The Company is required to register ordinary shares sufficient to cover the full conversion of the Note at the fixed price plus the shares underlying the warrants or approximately 139,925 shares.

Contingent Term Loan

On March 24, 2026 the Company entered into an irrevocable committed term loan facility of up to $2.0 million for a one year period from the date of the Company being listed on Nasdaq (“the availability period”). During the availability period, at the Company’s discretion, it can make draws at a minimum of $250,000 tranches and repay such draws within 15 months, at a rate of 15%.

DAVION HEALTHCARE PLC AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2025 AND 2024

20	Commitments & contingencies

Infrastructure & software license and development agreement

Under the Company’s license agreement with NeuRX, the Company is required to provide and maintain a secure test portal and customer database that licensees must use in order for their customers to utilize our products. In September 2025, the Company entered into an infrastructure, software and services agreement related to its test portal to support the launch of BreastCheck in 2026 for $0.7 million, subject to annual renewals. Service fees after August 2026 will depend on the nature of services needed to support the Company’s on-going requirements over the ten-year license period with NeuRX.

Direct listing advisory fees

Upon the Company being listed on Nasdaq it is obligated to pay its direct listing advisor certain fees, including 125,000 ordinary shares at ~$12 per share (estimated listing price) and cash fees of $200,000 plus up to $100,000 of reimbursable expenses.

21	Related party transactions

Advances from related parties

As the single largest shareholder, Jack Kaye our CEO, controls 41% of the ordinary shares of Company and is the sole provider of operational funding. At December 31, 2025, and 2024, Mr. Kaye was owed advances of €907,671 and €30,804, respectively, through companies that he controls, including Malbrite Limited, Rallinson Corporation and Davion Healthcare Corporation. The balance owed at December 31, 2024 is classified in Trade and other payables on the consolidated balance sheet. Mr. Kaye has pledged his financial support that is necessary for 12 months from the date of issuance of these consolidated financial statements.

On June 30, 2024, advances to the Company by Jack Kaye amounting to €4.6 million and €1.0 million in fees due David Paul Alexander Over, a director of Davion Healthcare Plc, were converted into 598,246 shares at a conversion rate equivalent to one ordinary share for every $10 (Euro conversion equivalent to) owed.

DAVION HEALTHCARE PLC AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2025 AND 2024

Remuneration of key management personnel

In January 1st 2025, the Chief Executive Officer, Jack Kaye and the Chief Commercial Officer, David Paul Alexander (“the Executive Directors), entered into service agreements with the Company in exchange for annual renumeration of €1,800,000 and €1,200,000, respectively including other executive level benefits. In March of 2025, the Executive Directors agreed to freeze their service contracts without any accrual being credited, until such time the Company is listed on a public exchange. In January 2026, these service agreements were cancelled with no fees owing through December 31, 2025. New service agreements will be put in place once the Company is listed on Nasdaq. The parties have agreed that new Service Agreements shall be established immediately prior to, or within fourteen days following, the listing of the Company’s securities on a regulated stock exchange. Such new agreement shall: reflect the current operational and financial position of the Company as a pre-revenue entity; and provide for compensation, benefits, and incentive arrangements commensurate with those typically applicable to executives of comparable small-capitalisation publicly listed companies.

In December 2025 Andreas Ttofi, was appointed as the Company’s Chief Financial Officer and an Executive Director on the Board. Mr. Ttofi’s service agreement provides for a monthly salary of €10,000 plus other benefits, which will begin to accrue upon the Company being listed on Nasdaq.

In January 2025 the Company added four additional independent directors and in December added one additional independent director to the Board of Directors. The independent directors have agreed to have their compensation frozen without any accrual being credited in 2025 and until such time that the Company is listed on a public exchange, at which time their renumeration will commence.

For the year ended December 31, 2024, the Company incurred €400,000 with regards to director fees by David Paul Alexander Over, a director of Davion Healthcare Plc. and €600,000 with regards to service fees by Jack Kaye, a director of Davion Healthcare Plc.

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

Davion Healthcare Plc

By:	/s/ Jack Kaye
Jack Kaye
Chief Executive Officer
Date: April 30, 2026

By:	/s/ Andreas Ttofi
Andreas Ttofi
Chief Financial Officer
Date: April 30, 2026

67

Item 19	Exhibits

Exhibit No.	Description
3.1	Memorandum and Articles of Association of the Company*
10.1	Transfer Agency Agreement with VStock Transfer, LLC*
10.2	Outline Agreement between the Company and NeuRX Health Inc*
10.3	NeuRx Health Inc. Distribution Agreement*
10.4	Jack Kaye Service Agreement*
10.5	David Over Service Agreement*
10.6	Davion Healthcare Purchase and Sale Agreement dated 2/6/23*
10.7	Davion NeuRX Exhibit Addendum*
10.8	Not used
10.9	Andreas Ttofi Service Agreement*
10.10	Maxim Group LLC Financial Advisory Agreement dated February 3, 2026 **
10.11	Streeterville Capital LLC Loan Note dated March 10, 2026 **
10.12	Vienna Capital Partners LLC Term Loan dated March 24, 2026 **
11.0	Revere Securities LLC Advisory Agreement **
23.1	Consent of Independent Auditors**
31.1	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act**
31.2	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act**
32.1	Certification by the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act**
32.2	Certification by the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act**
97.1	Clawback Policy**
99.1	BreastCheck EU Declaration of Conformity*
99.2	Executive Waiver of Salary Under Service Contracts*
99.3	Directors Lockup Agreement*
99.4	Letter of Support from CEO**
107	Filing Fee Table*

101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

* Previously Filed

** Filed herewith

68