Form 20-F/A
period 2025-12-31
DAVION HEALTHCARE PLC
filed 2026-05-06
CIK 2039072

Table of Contents

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F/A

Amendment 1

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

Yes ☐ No ☒

EXPLANATORY NOTE

This Amendment 20-F/A to the Annual Report on Form 20-F of Davion Healthcare Plc is being filed solely to correct a typographical error in the date of the Company's independent registered public accounting firm on page F-1. There are no other changes to this document other than dates for the signature page and certifications and references to the 20-F/A.

1

ii

iii

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

April 6, 2026

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

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A, and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

Davion Healthcare Plc

By:	/s/ Jack Kaye
Jack Kaye
Chief Executive Officer
Date: May 6, 2026

By:	/s/ Andreas Ttofi
Andreas Ttofi
Chief Financial Officer
Date: May 6, 2026

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